Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
CNA SURETY CORPORATION
at
$26.55 Net Per Share
by
SURETY ACQUISITION CORPORATION
an Indirect Wholly-Owned Subsidiary of
CNA FINANCIAL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON JUNE 8, 2011, UNLESS THE OFFER IS EXTENDED

The offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 20, 2011 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among CNA Surety Corporation (“CNA Surety”), CNA Financial Corporation (“CNA Financial”) and Surety Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of CNA Financial (“Purchaser”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of CNA Surety (the “Shares”) that are not currently owned by CNA Financial and its subsidiaries at a price of $26.55 per share in cash without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase and the letter of transmittal enclosed with this Offer to Purchase (which, together with any supplements or amendments, collectively constitute the “Offer”). Upon consummation of the Offer, Purchaser intends to effect a second step merger (the “Merger”) as promptly as practicable in accordance with the terms of the Merger Agreement at the same per Share price paid in the Offer.

A special committee comprised solely of independent and disinterested directors of CNA Surety has unanimously determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of CNA Surety and the holders of Shares (other than CNA Financial and its affiliates) and recommends that CNA Surety’s stockholders tender their Shares in the Offer.

The Offer is subject to, among other things, a non-waivable “majority-of-the-minority” condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares not owned by CNA Financial and its subsidiaries and certain related persons. The Offer is not subject to any financing condition. The offer is also subject to certain other conditions set forth in this offer to purchase. See “The Offer — Section 11. Conditions to the Offer” in this Offer to Purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

The Information Agent for the Offer is:
Innisfree M&A Incorporated

The Dealer Manager for the Offer is:

May 11, 2011

IMPORTANT

If you wish to tender all or any portion of your Shares in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Wells Fargo Bank, N.A., the Depositary for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares”, in each case prior to the expiration date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect this transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares in the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the expiration date, you may tender your Shares in the Offer by following the guaranteed delivery procedures described in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares”.

The Letter of Transmittal, certificates for Shares and any other documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents is at the election and risk of the tendering stockholder.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. A stockholder may also contact such stockholder’s broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Surety Acquisition Corporation, or Purchaser, is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of CNA Surety Corporation not owned by CNA Financial Corporation and its subsidiaries, for $26.55 per share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. We have included in this summary term sheet cross-references to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. All dollar amounts set forth in this Offer to Purchase are expressed in United States dollars and references to “$,” and “dollars” are to United States dollars.

Who is offering to buy my securities?

Surety Acquisition Corporation is a Delaware corporation formed for the purpose of making this tender offer. We are an indirect, wholly-owned subsidiary of CNA Financial Corporation, a Delaware corporation. As of the date of this offer to purchase, subsidiaries of CNA Financial own approximately 61% of the outstanding shares of CNA Surety common stock. See “The Offer — Section 8. Certain Information Concerning the CNA Financial Group.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding shares of CNA Surety common stock not owned by CNA Financial or subsidiaries of CNA Financial. See “Introduction.”

How much are you offering to pay and what is the form of payment?

We are offering to pay $26.55 per share, net to the seller in cash, without interest, and less any applicable withholding of taxes.

Why are you making the offer?

As of the date of this Offer to Purchase, subsidiaries of CNA Financial beneficially own 27,425,147 shares of CNA Surety common stock representing approximately 61% of the outstanding shares of CNA Surety common stock. This Offer is being made to acquire for cash as many outstanding Shares not owned by CNA Financial or its subsidiaries as possible as a first step in acquiring all of the shares of common stock of CNA Surety. See “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger.”

Will I have to pay any fees or commissions? Is the payment subject to withholding of taxes?

If you are the record owner of your shares of CNA Surety common stock and you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you beneficially own your shares of CNA Surety common stock through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction.” Payments in connection with the offer may also be subject to backup United States federal income tax withholding at a rate of 28%, if certain requirements are not met. See “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” and “The Offer — Section 5. Certain United States Federal Income Tax Consequences.”

Do you have the financial resources to make payment?

Yes. We estimate the total amount of funds necessary to purchase all of the outstanding shares of CNA Surety common stock that are not currently owned by CNA Financial or its subsidiaries and to make all other payments required to be made under the merger agreement, including in respect of equity and incentive awards for directors and employees of CNA Surety, and related transaction fees and expenses, is estimated to be approximately $480 million. See “The Offer — Section 14. Fees and Expenses.” Continental Casualty Company, a subsidiary of CNA Financial and the direct parent of Purchaser, has sufficient cash and cash equivalents on hand, which it will provide to us, to purchase all shares of CNA Surety common stock validly tendered in the offer. The offer is not subject to any financing condition. See “The Offer — Section 9. Source and Amount of Funds.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the offer a number of shares of CNA Surety common stock representing at least a majority of the outstanding shares, excluding shares owned by CNA Financial and its subsidiaries, Loews Corporation, a Delaware corporation that owns approximately 90% of the outstanding shares of common stock of CNA Financial, and the directors and executive officers of CNA Financial, Purchaser, Loews Corporation and CNA Surety. We refer to this condition as the “majority-of-the-minority” condition. This condition is not waivable. The offer is also subject to a number of other conditions described below in this offer to purchase. The offer is not subject to a financing condition. See “The Offer — Section 11. Conditions to the Offer” and “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals.”

Is there an agreement governing the offer?

Yes. CNA Financial, Purchaser and CNA Surety have entered into an Agreement and Plan of Merger, dated as of April 20, 2011, which we refer to as the merger agreement. The merger agreement provides, among other things, for the terms and conditions of this tender offer. In addition, if the offer is completed, in accordance with the terms of the merger agreement, CNA Financial will, as promptly as practicable, cause a second step merger of Purchaser with and into CNA Surety in which all remaining stockholders of CNA Surety would, without the need for further action by any such stockholder, receive the same price per share as was paid in the offer, without interest, and less any applicable withholding of taxes. See “Special Factors — Section 9. Summary of the Merger Agreement.”

What does the board of directors of CNA Surety think of the offer?

CNA Surety’s board of directors established a special committee comprised solely of independent and disinterested directors to, among other things, review, evaluate, consider and negotiate any proposal by CNA Financial to acquire Shares, including the Offer, the second-step merger and the other transactions contemplated by the merger agreement. At a meeting held on April 20, 2011, the special committee unanimously (i) determined that the terms of the merger agreement and the transactions contemplated thereby are fair to and in the best interests of the stockholders of CNA Surety (other than CNA Financial and its affiliates), (ii) recommended to CNA Surety’s board of directors that the board adopt resolutions approving and declaring advisable the merger agreement and the transactions contemplated thereby and (iii) recommended that the holders of shares of common stock of CNA Surety accept the Offer, tender their shares in the Offer and, to the extent required by the General Corporation Law of the State of Delaware (DGCL), vote to adopt the merger agreement.

At a meeting held on April 20, 2011, the board of directors of CNA Surety (with directors David Edelson, D. Craig Mense and Peter Wilson abstaining from all votes due to their affiliation with CNA Financial or Loews), based on the recommendation of the special committee, by a unanimous vote of those directors not abstaining (i) determined that the terms of the merger agreement and the transactions contemplated thereby are fair to and in the best interests of the stockholders of CNA Surety (other than CNA Financial and its affiliates), (ii) approved and declared advisable the merger agreement and (iii) resolved to recommend to the holders of shares of common stock of CNA Surety that such holders, to the extent required by the DGCL, vote to adopt the merger agreement.

See “Introduction,” “Special Factors — Section 1. Background” and “Special Factors — Section 3. The Recommendation by the Special Committee.” A description of the Special Committee’s and the CNA Surety board of directors reasons for approving the merger agreement and their recommendations to CNA Surety stockholders is set forth in CNA Surety’s Solicitation/Recommendation on Schedule 14D-9, which is being mailed to CNA Surety’s stockholders concurrently with the mailing of this Offer to Purchase.

What is the market value of my shares as of a recent date?

On October 29, 2010, the last trading day before CNA Financial announced that it was proposing to acquire all of CNA Surety’s common stock other than shares owned by subsidiaries of CNA Financial, the per share closing price of CNA Surety common stock reported on the New York Stock Exchange was $19.25. On May 10, 2011, the last trading day before the date we commenced this offer, the per share closing price of CNA Surety common stock reported on the New York Stock Exchange was $26.48. We encourage you to obtain a recent price for shares of CNA Surety’s common stock in deciding whether to tender your shares. See “The Offer — Section 6. Price Range of the Shares; Dividends.”

Do you have interests in the offer that are different from my interests as a stockholder of CNA Surety?

Yes. Our interests in the offer and merger are different from those of stockholders being asked to sell their shares. On the one hand, if you sell shares in the offer or your shares are converted in a second step merger, you will cease to have any interest in CNA Surety and will not have the opportunity to participate in the future earnings or growth, if any, of CNA Surety. On the other hand, we will benefit from any future increase in the value of CNA Surety. We will also bear the burden of any future decrease in the value of CNA Surety. See “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger.”

Is this the first step in a going-private transaction?

Yes. The purpose of the offer is to acquire as many of the shares of CNA Surety common stock not currently owned by subsidiaries of CNA Financial as possible as a first step in acquiring all of the shares of common stock of CNA Surety. If we are successful, shares of CNA Surety common stock will no longer be publicly owned and will cease to be listed on the New York Stock Exchange and CNA Surety will cease to make filings with the SEC and to comply with the SEC’s rules relating to public companies. See “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

Will the offer be followed by a merger if all the shares are not tendered in the offer?

Pursuant to the terms of the merger agreement, if the offer is completed, we will effect a second step merger as promptly as practicable. In accordance with the terms of the merger agreement, Purchaser will merge with and into CNA Surety, with CNA Surety continuing as the surviving corporation. If, following the consummation of the offer, including any subsequent offering period, CNA Financial and its subsidiaries own 90% or more of the outstanding shares of CNA Surety common stock (including as a result of our exercise of the top-up option described below), we are required to consummate a short-form merger in accordance with the terms of the merger agreement without a vote of, or prior notice to, CNA Surety’s stockholders. If CNA Financial and its subsidiaries do not own 90% or more of the outstanding shares of CNA Surety common stock following consummation of the offer, subsidiaries of CNA Financial, as CNA Surety’s majority stockholders, intend to approve the merger by written consent without the affirmative vote of any other CNA Surety stockholder in accordance with the merger agreement. When the merger takes place, all remaining stockholders (other than CNA Financial, CNA Surety and their respective subsidiaries and other than stockholders properly exercising their appraisal rights) will receive the same price per share as was paid in the offer, without interest, and less any applicable withholding of taxes. See “Special Factors — Section 9. Summary of the Merger Agreement.”

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if after consummation of the offer (and any subsequent offering period), we own less than 90% of the outstanding shares, we have the option to purchase from CNA Surety a number of newly- issued shares of CNA Surety common stock up to a number of shares that, when added to the number of shares owned by CNA Financial and its subsidiaries (in each case, only to the extent such Shares may be lawfully transferred to Purchaser), constitutes no less than one share more than 90% of the shares of CNA Surety common stock on a fully diluted basis (taking into account the issuance of the shares pursuant to the top-up option) at a price per share equal to the price per share paid in the offer. The top-up option cannot be exercised if the number of top-up option shares would exceed the number of authorized but unissued and unreserved shares or would result in Purchaser owning less than 90% of the outstanding shares of CNA Surety common stock. We may exercise the top-up option at any time after the consummation of the offer and prior to the earlier of the effective time of the merger and the termination of the merger agreement. If we exercise the top-up option and thereby obtain ownership of 90% of the outstanding shares of CNA Surety common stock, we will be able to effect a short-form merger under Delaware law, which means that we may effect the merger without any further action by the stockholders of CNA Surety. See “Special Factors — Section 9. Summary of the Merger Agreement.”

If I decide not to tender, how will the offer affect my shares?

If the offer is successful, we will effect a second step merger as soon as practicable thereafter, subject to the terms and conditions of the merger agreement, and stockholders not tendering in the offer (other than CNA Financial, CNA Surety and their respective subsidiaries and other than those stockholders properly exercising their appraisal rights) will receive as merger consideration the same price per share as was paid in the offer, without interest, and less any applicable withholding of taxes. Therefore, if the offer is successful and CNA Financial is able to consummate the short-form merger the only difference to you between tendering your shares and not tendering your shares in the offer is likely to be that you may be paid earlier if you tender your shares in the offer, unless you seek an appraisal for your shares. If the offer is successful, but CNA Financial cannot complete the short-form merger, the number of shares of CNA Surety common stock that trade publicly could be reduced which could affect the liquidity or market value of the shares, and could result in the shares being delisted from the New York Stock Exchange. If and when we consummate the merger, if you perfect your rights to appraisal under the Delaware General Corporation Law, you may receive an amount that is different from the consideration being paid in the merger. See “Introduction,” “Special Factors — Section 7. Effects of the Offer,” “Special Factors — Section 10. Appraisal Rights; Rule 13e-3” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

Are appraisal rights available in either the offer or any subsequent merger?

Appraisal rights are not available in connection with the offer. However, if the offer is successful, subject to the terms and conditions of the merger agreement, a second step merger will be consummated and appraisal rights will be available to holders of shares at the time of the merger who have not tendered their shares in the offer or voted in favor of or consented in writing to the adoption of the merger agreement, who properly demand appraisal of their shares and who otherwise comply with the applicable statutory procedures under Delaware law. See “Special Factors — Section 10. Appraisal Rights; Rule 13e-3.”

How long do I have to decide whether to tender in the offer? Can the offer be extended?

You will have until 12:00 Midnight, New York City time, on June 8, 2011, to tender your shares of CNA Surety common stock. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in this offer to purchase. We also may elect to extend the offer. If we extend the offer, we will inform Well Fargo Bank,

N.A., which is the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. We may also decide to establish a subsequent offering period in certain circumstances. See “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

How do I tender my shares?

If you wish to tender all or any portion of your shares in the offer, you should either (a) complete and sign the Letter of Transmittal for the offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Wells Fargo Bank, N.A., the Depositary for the offer, and either deliver the certificates for your shares to the Depositary along with the Letter of Transmittal or tender your shares by book-entry transfer by following the procedures described in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering

Shares”, in each case prior to the expiration date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect this transaction for you. If you hold shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your shares in the offer. See “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered shares?

You may withdraw shares at any time prior to the expiration of the offer and, if we have not accepted your shares for payment by July 9, 2011, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw, however, will not apply to any subsequent offering period if we elect to establish one. To withdraw shares, you must deliver an executed written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares. See “The Offer — Section 4. Withdrawal Rights.”

Generally, what are the United States federal income tax consequences of tendering shares or having shares exchanged for cash in the second step merger?

If you are a U.S. Holder (as defined in “The Offer — Section 5. Certain United States Federal Income Tax Consequences”), the sale or exchange of your shares pursuant to the offer or the second step merger will be a taxable transaction for United States federal income tax purposes. See “The Offer — Section 5. Certain United States Federal Income Tax Consequences.”

If you are a Non-U.S. Holder (as defined in “The Offer — Section 5. Certain United States Federal Income Tax Consequences”), any gain realized upon the sale of your shares pursuant to the offer or the second step merger generally will not be subject to United States federal income tax. See “The Offer — Section 5. Certain United States Federal Income Tax Consequences.”

Holders of shares of CNA Surety’s common stock should consult their tax advisors about the United States federal, state, local and foreign tax consequences of participating in the offer in light of their particular circumstances.

To whom may I speak if I have questions about the tender offer?

You may call Innisfree M&A Incorporated, the information agent for the offer, at (877) 717-3930 for assistance. Banks and brokers may call collect at (212) 750-5833. You may also call J.P. Morgan Securities LLC, the dealer manager for the offer, at (877) 371-5947. See the back cover of this offer to purchase for additional contact information.

To the Holders of Common Stock of CNA Surety:

INTRODUCTION

Surety Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CNA Financial Corporation (“CNA Financial”), hereby offers to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation (“CNA Surety”), other than Shares owned by CNA Financial and its subsidiaries, at a price of $26.55 per Share (such price, or any higher price offered and paid by Purchaser or as may be adjusted pursuant to the Merger Agreement, the “Offer Price”), net to the seller in cash, without interest but subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

Tendering stockholders who are the record owners of Shares will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether the institution will charge any service fees. However, if you fail to provide an Internal Revenue Service (“IRS”) Form W-9 or the appropriate IRS Form W-8, as applicable, you may be subject to any required backup United States federal income tax withholding at a rate of 28% of the gross proceeds payable in the Offer. See “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” and “The Offer — Section 5. Certain United States Federal Income Tax Consequences.” CNA Financial or its subsidiaries will pay all charges and expenses of J.P. Morgan Securities LLC (“J.P. Morgan” or the “Dealer Manager”), Wells Fargo Bank, N.A. (the “Depositary”) and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with the Offer and in accordance with the terms of the agreements entered into by and between Purchaser and/or CNA Financial and each such person. See “The Offer — Section 14. Fees and Expenses.”

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Shares that will constitute at least a majority of the outstanding Shares as of the date the Shares are accepted for payment pursuant to the Offer (excluding the Shares owned by CNA Financial and its subsidiaries, Loews Corporation, a Delaware corporation and the owner of approximately 90% of the outstanding shares of common stock of CNA Financial (“Loews”), and the directors and executive officers of CNA Financial, Loews, Purchaser and CNA Surety). This condition is referred to as the “majority-of-the-minority” condition. The “majority-of-the-minority” condition is not waivable. The Offer is also subject to certain other conditions described in “The Offer — Section 11. Conditions to the Offer.”

References in this Offer to Purchase to the “CNA Financial Group” are collectively references to CNA Financial, Purchaser, The Continental Corporation, a New York corporation and a direct wholly-owned subsidiary of CNA Financial (“TCC”), Continental Casualty Company, an Illinois insurance company and a direct wholly-owned subsidiary of TCC (“CCC”), and Loews. Because subsidiaries of CNA Financial currently own approximately 61% of the outstanding Shares, the transactions contemplated in this Offer to Purchase constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Under the rules governing “going private” transactions, CNA Financial, Purchaser, TCC and CCC are deemed to be engaged in a “going private” transaction and are therefore required to, among other things, express their reasons for the transactions described in this Offer to Purchase and their views as to the fairness of the transactions to CNA Surety’s unaffiliated stockholders. In addition, notwithstanding that CNA Financial and its subsidiaries operate as separate standalone entities and conduct their operations separate and apart from the operations of Loews and its other subsidiaries, Loews could arguably be deemed to be engaged in a “going private” transaction and would therefore also be required to, among other things, express its reasons for the transactions described in this Offer to Purchase and its view as to the fairness of the transactions to CNA Surety’s unaffiliated stockholders. Loews is included as a member of the CNA Financial Group, and is making the statements made by the CNA Financial Group in this Offer to Purchase, solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Unless the context expressly implies otherwise, references in this Offer to Purchase to “subsidiaries” or “affiliates” of CNA Financial shall be deemed not to include CNA Surety or any of its subsidiaries.

According to CNA Surety, as of the close of business on May 6, 2011 there were 44,986,541 Shares outstanding. As of the date of this Offer to Purchase, subsidiaries of CNA Financial own 27,425,147 Shares. To the best of our knowledge after reasonable inquiry, directors and executive officers of CNA Financial, Purchaser and Loews beneficially own 5,050 outstanding Shares as of the date of this Offer to Purchase. Based on information from CNA Surety, CNA Financial and Purchaser believe that, as of the date of this Offer to Purchase, 13,288 outstanding Shares were beneficially owned by directors and executive officers of CNA Surety (other than those who are also directors or executive officers of CNA Financial, Purchaser or Loews).

Based on the foregoing, CNA Financial and Purchaser believe that, as of May 6, 2011, there were 17,543,056 Shares outstanding, excluding Shares owned by CNA Financial and its subsidiaries, Loews and the directors and executive officers of CNA Financial, Loews, Purchaser and CNA Surety. Therefore, Purchaser believes that the “majority-of-the-minority” condition would be satisfied if at least 8,771,529 Shares are validly tendered prior to the expiration of the Offer.

The purpose of the Offer is to acquire for cash as many outstanding Shares not owned by CNA Financial and subsidiaries of CNA Financial as possible as a first step in acquiring all of the shares of common stock of CNA Surety. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 20, 2011 by and among CNA Financial, Purchaser and CNA Surety (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).

If the Offer is completed, CNA Financial will, subject to the terms and conditions of the Merger Agreement, cause a second step merger of Purchaser with and into CNA Surety (the “Merger”). In the Merger, each then issued and outstanding Share (other than Shares held by CNA Financial, CNA Surety and their respective subsidiaries and Shares held by stockholders who validly perfect their appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and converted into and represent the right to receive the Offer Price. Non-tendering stockholders will have appraisal rights, whereby such stockholders may receive the “fair value” of their shares, less any applicable withholding of taxes, as determined by the Delaware Chancery Court, by following the procedures required by the DGCL. See “Special Factors — Section 10. Appraisal Rights; Rule 13e-3.”

If following consummation of the Offer, including any subsequent offering period, or upon exercise of the top-up option provided to Purchaser in the Merger Agreement, subsidiaries of CNA Financial own a number of Shares representing at least 90% of the outstanding Shares, CNA Financial may, pursuant to the Merger Agreement, consummate the Merger as a short-form merger of Purchaser and CNA Surety in accordance with the applicable provisions of the DGCL. Under the DGCL, such a Merger may be consummated without a vote of, or prior notice to, CNA Surety’s stockholders or board of directors. If the Offer is completed and subsidiaries of CNA Financial do not own a number of Shares representing at least 90% of the Shares, subsidiaries of CNA Financial, as CNA Surety’s majority stockholders, intend to adopt the Merger Agreement by written consent without the affirmative vote of any other CNA Surety stockholder in accordance with the Merger Agreement.

If the Offer is not completed for any reason (including a failure to satisfy the “majority-of-the-minority” condition), CNA Financial will review its options. These options include doing nothing, purchasing Shares in the open market or in privately negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with CNA Surety. No assurance can be given as to the price per share that may be paid in any such future acquisition of Shares, which may be higher or lower than or the same as the Offer Price. See “Special Factors — Section 7. Effects of the Offer.” For a discussion of other actions that CNA Financial and Purchaser may take if the Offer is not completed, see “Special Factors — Section 8. Conduct of CNA Surety’s Business if the Offer Is Not Completed.”

CNA Surety’s board of directors established a special committee comprised solely of independent and disinterested directors (the “Special Committee”) to, among other things, review, evaluate, consider and negotiate any proposal by CNA Financial to acquire Shares, including the Offer, the Merger and the other transactions contemplated by the Merger Agreement. At a meeting held on April 20, 2011, the Special Committee unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the stockholders of CNA Surety (other than CNA Financial and its affiliates), (ii) recommended to CNA Surety’s board of directors that the board adopt resolutions approving and declaring advisable the merger agreement and the transactions contemplated thereby and (iii) recommended that the holders of shares of common stock of CNA Surety accept the Offer, tender their shares in the Offer and, to the extent required by the DGCL, vote to adopt the merger agreement. A more complete description of the Special Committee’s reasons for approving the Offer and the Merger is set forth in CNA Surety’s Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to the stockholders of CNA Surety concurrently with the mailing of this Offer to Purchase (the “Schedule 14D-9”). A copy of the Schedule 14D-9 is also available at the SEC’s website at http://www.sec.gov.

This Offer to Purchase includes certain forward-looking statements. These statements appear throughout this Offer to Purchase and include statements regarding the intent, belief or current expectations of CNA Financial and Purchaser, including statements concerning CNA Financial’s and Purchaser’s plans with respect to the Shares or actions if the Offer is not completed. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include:

•	whether the conditions to the Offer will be satisfied;

•	general economic, capital markets and business conditions;

•	competitive factors in the industries and markets in which each of CNA Surety and CNA Financial operates, and general industry trends;

•	the effects of war, terrorism or catastrophic events;

•	changes in government regulation;

•	changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations; and

•	the ability of CNA Financial to execute fully on its business strategy after taking CNA Surety private.

For a detailed description of other risks and uncertainties affecting CNA Financial, please refer to CNA Financial’s filings with the SEC, available at www.cna.com.

This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, CNA Surety’s stockholders.

SPECIAL FACTORS

1.	Background

CNA Surety was formed through the 1997 combination of the surety businesses of CNA Financial with Capsure Holding Corp.’s insurance subsidiaries. In 2000, CNA Financial made a proposal to CNA Surety to acquire all of the shares of CNA Surety not owned by subsidiaries of CNA Financial but subsequently withdrew the proposal. Since that time, CNA Financial, through its subsidiaries, has maintained ownership of a majority of the Shares and has reviewed, on a continuous basis, various factors related to its investment in CNA Surety, including the price and availability of the Shares, developments affecting the surety business, other investment and business opportunities available to CNA Financial and CNA Financial’s financial condition as a whole, as well as general market and economic conditions.

Beginning in August 2010, senior management of CNA Financial began considering the possibility of making a proposal to acquire the Shares not owned by subsidiaries of CNA Financial. In late September and early October 2010, CNA Financial engaged Simpson Thacher & Bartlett LLP (“Simpson Thacher”) and J.P. Morgan as its legal and financial advisors to assist CNA Financial in its evaluation of the feasibility of making a proposal to CNA Surety.

A regularly scheduled meeting of the board of directors of CNA Financial was held on October 27, 2010. Representatives of Simpson Thacher and J.P. Morgan also attended portions of the meeting. At the meeting, senior management of CNA Financial discussed with the board the possibility of making a proposal to acquire the Shares not already owned by CNA Financial and its subsidiaries. Senior management also noted for the board that they were still considering whether it was desirable to make a proposal as well as the potential timing of such a proposal and they were not requesting that the board take any action at that time. Representatives of J.P. Morgan also discussed with the board certain financial considerations with respect to a proposal.

A telephonic meeting of the board of directors of CNA Financial was held on the afternoon of October 29, 2010 to consider the submission of a proposal to acquire the Shares not owned by subsidiaries of CNA Financial. Representatives of Simpson Thacher and J.P. Morgan also attended portions of the meeting. Representatives of J.P. Morgan discussed with the board certain financial considerations with respect to a proposal. Representatives of Simpson Thacher also discussed with the board the board’s fiduciary duties in connection with a proposal. Following the recommendation of senior management of CNA Financial, the board authorized CNA Financial to make a proposal to CNA Surety to purchase all of the outstanding Shares not owned by subsidiaries of CNA Financial at a purchase price of $22.00 per Share.

Later in the afternoon of October 29, 2010, D. Craig Mense, Executive Vice President and Chief Financial Officer of CNA Financial, met with John F. Welch, President and Chief Executive Officer of CNA Surety. Mr. Mense informed Mr. Welch of CNA Financial’s proposal and delivered to Mr. Welch a letter, the text of which is as follows:

Mr. John F. Welch
President and Chief Executive Officer
CNA Surety Corporation
333 South Wabash Avenue
Chicago, Illinois 60604

October 29, 2010

Dear John:

CNA Financial Corporation (“CNA”) is pleased to submit this proposal to acquire all of the outstanding shares of common stock of CNA Surety Corporation (“Surety”) that are not currently owned by subsidiaries of CNA at a purchase price of $22.00 per share in cash.

The $22.00 per share price represents a 14% premium over Surety’s last closing price and a 13% premium to Surety’s recent 52-week high. The proposed price also represents a 24% premium over Surety’s closing price one month ago and a 31% premium over Surety’s closing price three months ago. The $22.00 per share price is a 1.17x multiple of Surety’s tangible book value per share excluding net unrealized gains as of September 30, 2010.

As you know, CNA, through its subsidiaries, currently owns approximately 62% of the outstanding shares of Surety common stock. Accordingly, we expect that the Surety board of directors would form a special committee consisting of independent directors to consider our proposed transaction. We would also expect that the special committee would retain its own independent legal and financial advisors to assist in its review and negotiation of our proposed transaction.

We intend to implement the proposed transaction in a manner that will ensure that Surety would become a wholly-owned subsidiary of CNA and that all stockholders of Surety would receive the same consideration for their shares. Our desire is to achieve this result through a transaction that is supported by the special committee and we are prepared to negotiate a merger agreement with the special committee and its advisors providing for the acquisition of the remaining shares.

Following completion of the proposed transaction, we expect that Surety would continue to operate its business in a manner that is generally consistent with its current operations.

Please note that we are interested only in acquiring the remaining shares of Surety and we have no interest in a disposition of our controlling interest.

We have engaged J.P. Morgan Securities LLC as financial advisor and Simpson Thacher & Bartlett LLP as legal advisor for the proposed transaction.

Due to our obligations under securities laws, we intend to file a Schedule 13D amendment with the SEC and to issue a press release announcing our proposal before the market opens on Monday. A copy of the press release is attached for your reference. We would request that you also promptly provide a copy of this letter to Surety’s independent directors.

We believe that our proposal represents a unique opportunity for Surety’s stockholders to monetize their investment at a significant premium to Surety’s current and recent stock price. We would welcome the opportunity to meet with the special committee and/or its advisors as soon as possible to discuss our proposal.

We look forward to your response.

Sincerely,

D.Craig Mense

On the morning of November 1, 2010, CNA Financial issued a press release announcing its proposal.

During the period from November 1, 2010 through February 3, 2011, CNA Financial was informed by the Special Committee and its advisors that the Special Committee was evaluating the proposal and accordingly no negotiations concerning the proposal occurred between the parties during this time.

On February 3, 2011, Philip H. Britt, the Chairman of the Special Committee, called Mr. Mense and informed him that the Special Committee had determined that CNA Financial’s $22.00 per Share proposal substantially undervalued the Company and would not be supported by the Special Committee. Mr. Britt informed Mr. Mense that a press release would be issued to such effect and that the Special Committee would welcome further discussions with CNA Financial regarding the Special Committee’s conclusions as to CNA Surety’s value and the terms of a transaction. On the same day, representatives of Goldman, Sachs & Co., financial advisor to the Special Committee (“Goldman Sachs”) conveyed a similar message to representatives of J.P. Morgan.

On February 4, 2011, the Special Committee issued a press release announcing that, after careful consideration and review, with the assistance of its advisors, the Special Committee had unanimously concluded that CNA Financial’s proposal to acquire the outstanding Shares of CNA Surety that were not currently owned by subsidiaries of CNA Financial for $22.00 per Share in cash substantially undervalued CNA Surety.

On February 5, 2011, Mr. Mense called Mr. Britt and informed him that CNA Financial was not then in a position to respond to the Special Committee’s determination, but that CNA Financial would inform the Special Committee if and when it was prepared to discuss further the terms of a proposed transaction.

On February 24, 2011, representatives of J.P. Morgan called representatives of Goldman Sachs. During that call, the representatives of J.P. Morgan indicated that CNA Financial believed that the next appropriate step would be to meet with CNA Surety’s management team to review CNA Surety’s five-year financial forecast, which comprehensive five-year financial forecast had not yet been provided to CNA Financial.

On the morning of March 8, 2011, representatives of Goldman Sachs met with representatives of J.P. Morgan in Chicago, Illinois and delivered a presentation to the representatives of J.P. Morgan that discussed the Special Committee’s determination that CNA Financial’s proposal to acquire the outstanding Shares of CNA Surety other than the Shares owned by CNA Financial and its subsidiaries for $22.00 per Share in cash substantially undervalued CNA Surety. Later on March 8, 2011, representatives of CNA Financial and J.P. Morgan met with members of CNA Surety’s senior management, Goldman Sachs and Mr. Britt in Chicago, Illinois to discuss CNA Surety’s financial forecasts, which were provided to CNA Financial at this meeting. On the evening of March 8, 2011, Mr. Mense called Mr. Britt to inform him that CNA Financial was not as confident in the financial forecasts of CNA Surety’s management and that CNA Financial did not intend to rely on the projections for purposes of its valuation analysis of CNA Surety.

On the morning of March 17, 2011, Mr. Mense called Mr. Britt to invite him to discuss the proposed transaction later that afternoon.

On the afternoon of March 17, 2011, Messrs. Mense and Britt met in New York, New York. Mr. Mense reiterated CNA Financial’s lack of confidence on CNA Surety’s financial forecasts. Mr. Mense further stated that CNA Financial believed the fair value of the Company to be $25.00 per Share, but that Mr. Mense thought that CNA Financial’s board of directors would be willing to consider a price of $25.20 per Share, which was approximately the then-current market price per Share. Mr. Britt advised Mr. Mense that the Special Committee would not likely support a transaction at a price of $25.20 per Share, and that CNA Financial should reconsider its proposal.

On March 18, 2011, representatives of J.P. Morgan met with representatives of Goldman Sachs. The representatives of J.P. Morgan presented CNA Financial’s analysis of CNA Surety’s financial position and prospects and the impact of an acquisition on CNA Financial’s statutory and GAAP capital accounts. Neither J.P. Morgan nor Goldman Sachs proposed a revised offer price.

On March 29, 2011, Mr. Britt and Robert A. Tinstman, another member of the Special Committee, met with Mr. Mense in Chicago, Illinois to discuss their differing views of CNA Surety’s financial outlook, specifically with respect to loss ratio projections. Messrs. Britt and Tinstman advised Mr. Mense that the Special Committee would support a transaction at a price of 1.2x CNA Surety’s book value, or $27.79 per Share. Mr. Mense stated that he did not expect CNA Financial would be willing to pay $27.79 per Share, and did not offer an alternative price for the Special Committee to consider. Messrs. Britt and Tinstman invited CNA Financial to perform additional due diligence to better understand the Special Committee’s position on CNA Surety’s value.

On the morning of March 30, 2011, Mr. Mense called Mr. Britt to engage in a discussion regarding their respective views on CNA Surety’s value. When Mr. Mense requested that Mr. Britt provide a revised offer price at which the Special Committee was willing to enter into the proposed transaction, Mr. Britt declined to provide a revised price but stated that if CNA Financial decided to deliver a revised proposal, the Special Committee would give it careful consideration.

Later on the morning of March 30, 2011, representatives of J.P. Morgan called representatives of Goldman Sachs to discuss the Special Committee’s proposed price of $27.79 per Share and the assumptions underlying the Special Committee’s view of value. No new proposal as to price was made during either the call placed by Mr. Mense or J.P. Morgan on March 30, 2011.

On the afternoon of March 31, 2011, Mr. Britt called Mr. Mense and reiterated that the Special Committee was prepared to enter into a transaction at a price of $27.79 per Share, but that the Special Committee was prepared to be constructive in order to reach an agreement at an appropriate price. Mr. Mense responded that if $27.79 was the Special Committee’s proposed price per Share, then CNA Financial was not prepared to proceed with the proposed transaction.

On April 6, 2011, Mr. Mense called Mr. Britt to discuss the proposed transaction. Mr. Britt stated that the Special Committee was willing to consider a revised proposal from CNA Financial. Mr. Mense stated that members of CNA Financial’s senior management were interested in meeting with the Special Committee to discuss whether the two parties could come to an agreement regarding a price at which the proposed transaction could be consummated.

On the morning of April 15, 2011, the Special Committee met with Thomas Motamed, Chairman and Chief Executive Officer of CNA Financial, and Mr. Mense at the offices of Latham & Watkins LLP (“Latham”) the Special Committee’s legal advisor, in New York, New York. Messrs. Motamed and Mense informed the Special Committee that they were willing to recommend to CNA Financial’s board of directors a revised proposal of $26.20 per Share. The Special Committee separately discussed the revised proposal and responded with a price of $27.00 per Share. In response, Mr. Motamed stated that CNA Financial would support a revised proposal of $26.50 per Share. After separate discussions, the Special Committee proposed a revised price of $26.60 per Share. Mr. Motamed responded that CNA Financial would not pay $26.60 per Share but that CNA Financial would, subject to obtaining board approval, support a revised proposal of $26.55 per Share. The Special Committee stated that it would be willing to support a proposal of $26.55 per Share subject to the negotiation of an agreement that was satisfactory to the Special Committee, which Mr. Britt advised Messrs. Motamed and Mense must (i) be structured as a tender offer to allow stockholders to receive the cash consideration in the most expeditious timeframe and (ii) include a condition that a majority of the Shares of the Company other than those held by CNA Financial and its affiliates be tendered into the offer.

On the afternoon of April 15, 2011, representatives of Simpson Thacher sent an initial draft of the Merger Agreement to representatives of Latham, the Special Committee’s legal advisor. Over the course of that evening and the following four days, the Special Committee and CNA Financial and their respective legal advisors negotiated the terms of the Merger Agreement.

A telephonic meeting of the board of directors of CNA Financial was held on the afternoon of April 20, 2011. Representatives of Simpson Thacher and J.P. Morgan also participated in the meeting. Senior management of CNA Financial updated the board on the conversations that CNA Financial and its advisors had engaged in with the Special Committee and its advisors, including that the Special Committee had indicated that it would support a transaction at a price per Share of $26.55. Representatives of J.P. Morgan presented to the board an overview of certain financial considerations in connection with a transaction at that price. Representatives of Simpson Thacher reviewed the boards’ fiduciary duties and also discussed with the board the structure of the proposed transaction and the terms of the merger agreement that had been negotiated with the Special Committee and its advisors. The board of directors of CNA Financial then unanimously determined that it was advisable and in the best interests of CNA Financial and its stockholders to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger.

Thereafter, the Merger Agreement was executed by CNA Financial, CNA Surety and Purchaser on April 20, 2011.

On April 21, 2011, prior to the opening of trading on the New York Stock Exchange (the “NYSE”), CNA Financial and CNA Surety issued a press release announcing the transaction.

2.	Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger

The purpose of the Offer is for CNA Financial to increase its direct and indirect ownership of the outstanding Shares from its current level of approximately 61% to 100%, and accordingly participate in 100% of the potential results of operations of CNA Surety.

If the Offer is completed, CNA Financial will, subject to the terms and conditions of the Merger Agreement, cause the Merger to be effected, pursuant to which each then outstanding Share (other than Shares owned by CNA Financial, CNA Surety and their respective subsidiaries and Shares, if any, that are held by stockholders who validly perfect their appraisal rights under the DGCL), would be converted into and represent the right to receive the Offer Price. The cash consideration to be paid in the Merger would be the same as paid in the Offer. Upon the completion of the Merger, CNA Financial would indirectly own 100% of the common stock of CNA Surety.

CNA Financial regularly undertakes a review of its insurance business, operations and strategy with the goal of enhancing stockholder value. CNA Financial’s core business is reported in two business segments — commercial and specialty. One of the strategic objectives of CNA Financial has been to expand its specialty franchise. CNA Financial decided to pursue the acquisition of the Shares not already owned by subsidiaries of CNA Financial as it views the acquisition as the next natural step for CNA Financial in that it allows CNA Financial to further expand its specialty franchise by making an investment in a business that it already knows well while at the same time simplifying CNA Surety’s ownership structure. CNA Financial also determined to pursue the acquisition based on CNA Financial’s belief that CNA Surety will be better positioned to deliver consistent underwriting profitability and compete with the larger, diversified commercial lines companies it faces in the surety market over the long term as a wholly owned subsidiary of CNA Financial. CNA Financial believes that CNA Surety’s competitive position will be improved as a result of delisting its Shares from the NYSE and operating privately within the broader ownership of CNA Financial. Furthermore, by simplifying CNA Surety’s ownership structure such that CNA Financial will own 100% of the common stock of CNA Surety, CNA Surety’s ability to benefit from the strong financial position, capital strength and risk diversification of CNA Financial will be enhanced.

CNA Financial also does not wish to sell any of its interests in CNA Surety because CNA Financial believes that CNA Surety’s operations and business represent an important strategic component of CNA Financial’s overall operations. For that reason, CNA Financial did not view such a sale as a viable alternative to its proposed acquisition of the remaining Shares.

Having come to a determination to pursue the acquisition of the Shares, CNA Financial considered transaction structure alternatives and determined to pursue the negotiation of a merger agreement with the Special Committee providing for a cash tender offer followed by a second step merger. In choosing a negotiated transaction involving a tender offer followed by a second step merger, CNA Financial considered the following material factors:

•	a tender offer followed by a second step merger is a common means of effecting a going-private transaction by a controlling stockholder;

•	the potential benefits of negotiating a merger agreement and obtaining a favorable recommendation of the Special Committee, including under Delaware case law concerning the conduct of “going private” transactions;

•	the unaffiliated stockholders of CNA Surety would likely receive the consideration in payment for their Shares sooner in a tender offer than if CNA Financial pursued a one-step merger transaction;

•	stockholders who do not tender their Shares in the Offer or vote in favor of or consent in writing to the adoption of the Merger Agreement and who otherwise comply with applicable requirements may exercise appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL; and

•	for a controlling stockholder such as CNA Financial that is seeking to acquire shares from a large number of public stockholders, open-market or privately-negotiated purchases would be less efficient, more complex and more time consuming than a tender offer.

CNA Financial currently intends that CNA Surety’s business will continue to be run in a manner that is generally consistent with its current operations and does not currently contemplate making any significant changes in CNA Surety’s strategic or operating philosophy following completion of the Offer. From time to time following the Offer and the Merger, CNA Financial will review CNA Surety’s assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine whether any changes may be necessary or desirable to best organize and integrate the activities of CNA Financial and CNA Surety. CNA Financial expressly reserves the right to make any changes to its future plans that it deems necessary or appropriate in light of its review or future developments.

3.	The Recommendation by the Special Committee

The Special Committee unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of CNA Surety and the holders of Shares (for the avoidance of doubt, other than CNA Financial and its affiliates); (2) recommended to the board of directors of CNA Surety that the board of directors of CNA Surety adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) recommended that the holders of Shares accept the Offer, tender their Shares in the Offer and, to the extent required by the DGCL, vote to adopt the Merger Agreement (the “Special Committee Recommendation”). The board of directors of CNA Surety (with directors David Edelson, D. Craig Mense and Peter Wilson abstaining from all votes due to their affiliation with CNA Financial or Loews), based on the Special Committee Recommendation, by a unanimous vote of those directors not abstaining has (1) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of CNA Surety and the holders of Shares (other than CNA Financial and its affiliates); (2) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) resolved to recommend to the holders of Shares that such holders, to the extent required by the DGCL, vote to adopt the Merger Agreement (the “CNA Surety Board Recommendation”). CNA Surety is filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC indicating the approval of the transaction by its board of directors and the Special Committee and recommending that CNA Surety’s stockholders tender their Shares in the Offer. A copy of the Schedule 14D-9 is being mailed to the stockholders of CNA Surety concurrently with the mailing of this Offer to Purchase.

4.	Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger

The members of the CNA Financial Group are, or, in the case of Loews, under an interpretation of the “going private” rules of the SEC, may be, required to express their belief as to the fairness of the Offer and the Merger to the unaffiliated stockholders of CNA Surety (that is, those stockholders of CNA Surety that are not affiliated with CNA Financial and its affiliates). The members of the CNA Financial Group are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the CNA Financial Group should not be construed as a recommendation to any stockholder whether to tender their Shares in the Offer.

CNA Financial and Purchaser attempted to negotiate the terms of the transaction that would be most favorable to them, and not the unaffiliated stockholders of CNA Surety, and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were fair to such stockholders. The unaffiliated stockholders of CNA Surety were, as described elsewhere in this Offer to Purchase and in CNA Surety’s Schedule 14D-9, represented by the Special Committee of independent and disinterested directors that negotiated with CNA Financial and Purchaser on behalf of the unaffiliated stockholders, with the assistance of independent legal and financial advisors. The CNA Financial Group did not participate in the deliberation process of the Special Committee and none of them participated in the conclusions of the Special Committee that the Offer and the Merger were fair to unaffiliated stockholders of CNA Surety, nor did they undertake any independent evaluation of the fairness of the Offer or the Merger or engage a financial advisor for these purposes. The CNA Financial Group did not receive advice from the Special Committee’s legal or financial advisors as to the substantive and procedural fairness of the Offer or the Merger. However, the CNA Financial Group believes that the Offer and the Merger are substantively and procedurally fair to the unaffiliated stockholders of CNA Surety based upon the following factors:

•	The factors considered by, and the findings of, the Special Committee with respect to the substantive and the procedural fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation”, which findings and related analyses, the CNA Financial Group adopts;

•	The analyses contained in the presentations provided by J.P. Morgan to CNA Financial, which presentations do not constitute a recommendation as to whether any holder of Shares should tender their Shares in the Offer. A summary of the J.P. Morgan presentations, which do not express an opinion with respect to the fairness of the Offer Price, is set forth below under “Special Factors — Section 5. Presentations of J.P. Morgan”; and

•	The fact that CNA Surety already uses the underwriting capacity of CCC to serve larger accounts, is the beneficiary of the reinsurance arrangements described below under “Special Factors — Item 12. Certain Relationships Between the CNA Financial Group and CNA Surety” and receives operational support from CNA Financial and its subsidiaries, all of which the CNA Financial Group believes is taken into account in the trading price of the Shares and has resulted in a higher trading price than would have been the case if CNA Surety were not the beneficiary of these arrangements with, and support from, CNA Financial and its subsidiaries.

No member of the CNA Financial Group found it practicable to assign, nor did any of them assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. The CNA Financial Group’s consideration of the factors described above reflects their assessment of the fairness of the Offer to CNA Surety’s unaffiliated stockholders in relation to the going-concern value of CNA Surety on a stand-alone basis. In reaching the conclusion as to fairness, the CNA Financial Group did not consider the liquidation value of CNA Surety because CNA Surety is a viable going concern and CNA Financial has no plans to liquidate CNA Surety. Therefore, the CNA Financial Group believes that the liquidation value of CNA Surety is irrelevant to a determination as to whether the Offer and the Merger are fair to unaffiliated stockholders.

5.	Presentations of J.P. Morgan

J.P. Morgan, as exclusive financial advisor to CNA Financial in connection with the Offer, provided the following materials (collectively, the “J.P. Morgan Materials”) in connection with the Offer to CNA Financial, certain of its affiliates and/or to Goldman Sachs, the Special Committee’s financial advisor:

•	a presentation given by J.P. Morgan to the CNA Financial board of directors on April 20, 2011;

•	materials prepared by J.P. Morgan and CNA Financial management and given to Goldman Sachs for a meeting between Goldman Sachs and J.P. Morgan on March 18, 2011;

•	a presentation given by J.P. Morgan to certain members of the senior managements of Loews and CNA Financial on March 17, 2011;

•	a presentation on surety industry benchmarking analyses developed by J.P. Morgan and CNA Financial management and discussed on March 10, 2011;

•	a presentation given by J.P. Morgan to the CNA Financial board of directors on October 29, 2010 (presentation dated October 28, 2010); and

•	a presentation given by J.P. Morgan to the CNA Financial board of directors on October 27, 2010.

The following is a summary of certain of the material financial analyses contained in the J.P. Morgan Materials. The following summary, however, does not purport to be a complete description of the financial analysis performed by J.P. Morgan. This summary includes information presented in tabular format. The tables must be read together with the full text of the summary and are alone not a complete description of J.P. Morgan’s financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of the financial analyses performed by J.P. Morgan. Except as otherwise noted, the quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before the respective presentation date and is not necessarily indicative of current market conditions.

The preparation of financial analyses is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Considering only portions of the analyses or of the summaries set forth below, without considering the analyses as a whole, could create a misleading or incomplete view of the assumptions and methodologies underlying J.P. Morgan’s financial analyses. The fact that any specific analysis has been referred to in the summaries below is not meant to indicate that such analysis was viewed as any more or less significant or should be given any greater weight than any other analysis by J.P. Morgan. J.P. Morgan did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. The order of analyses described below does not necessarily represent the relative importance or weight given to those analyses by J.P. Morgan.

The full text of the J.P. Morgan Materials has been filed as an exhibit to the Transaction Statement on Schedule 13E-3 filed with the SEC in connection with the Offer and is incorporated herein by reference. The description of the J.P. Morgan Materials in this Offer to Purchase is qualified in its entirety by reference to such exhibits. The J.P. Morgan Materials may be examined at, and copies may be obtained from, the SEC in the manner described in “The Offer — Section 7. Certain Information Concerning CNA Surety; Available Information.”

J.P. Morgan prepared the J.P. Morgan Materials for, and delivered them to, their respective recipients as described above. The J.P. Morgan Materials do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. In preparing the J.P. Morgan Materials, J.P. Morgan, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of CNA Financial and CNA Surety;

•	reviewed certain internal financial statements and other financial and operating data concerning CNA Financial and CNA Surety;

•	reviewed certain financial forecasts relating to CNA Surety prepared by CNA Surety and CNA Financial management;

•	discussed CNA Surety’s past and current operations, financial condition and prospects with senior executives of CNA Financial, CNA Surety and Loews;

•	reviewed the reported prices and trading activity of CNA Surety’s common stock;

•	reviewed the premiums paid in selected minority buy-in transactions that J.P. Morgan deemed relevant;

•	reviewed certain publicly available business and financial information of certain other companies engaged in surety and other related businesses; and

•	reviewed other information, performed other analyses and considered other factors as J.P. Morgan deemed appropriate.

In preparing the J.P. Morgan Materials, J.P. Morgan assumed and relied on the accuracy and completeness of the financial and other information reviewed by it. J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. No representation or warranty, express or implied, was made by J.P. Morgan in relation to the accuracy or completeness of the information presented in the J.P. Morgan Materials or their suitability for any particular purpose. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities of CNA Financial, CNA Surety or any other company or business, nor did J.P. Morgan evaluate the solvency of CNA Financial, CNA Surety or any other company or business under any state or federal laws relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts of CNA Surety prepared by CNA Financial management referenced above, J.P. Morgan assumed, at CNA Financial’s direction, that such forecasts were reasonably prepared on bases reflecting the best then-available estimates and good faith judgments of CNA Financial management as to CNA Surety’s future financial performance. J.P. Morgan also received financial forecasts of CNA Surety prepared by CNA Surety’s management but was directed by CNA Financial to use the financial forecasts of CNA Surety that were prepared by CNA Financial’s management instead. J.P. Morgan expressed no view as to any of the foregoing analyses or forecasts or the assumptions on which they were based.

The matters considered by J.P. Morgan in its analyses and reflected in the J.P. Morgan Materials were necessarily based on economic, market, industry, operating and other conditions as in effect on the respective dates of such materials. Many such conditions are beyond the control of CNA Financial, CNA Surety and J.P. Morgan. Accordingly, these analyses are inherently subject to uncertainty, and none of CNA Financial, CNA Surety, J.P. Morgan or any other person assumes responsibility if future results are different from those forecasted. J.P. Morgan did not assume any obligation to update, revise or reaffirm its financial analyses or the contents of the J.P. Morgan Materials.

The J.P. Morgan Materials were intended to assist the respective recipients’ ongoing analysis of the Offer. J.P. Morgan was not requested to provide, and J.P. Morgan did not provide, to CNA Financial, CNA Surety, Loews, the stockholders of CNA Financial or CNA Surety, or any other person (i) any opinion as to the fairness of the Offer or the Merger (including, without limitation, the fairness of the Offer Price), (ii) any other valuation of CNA Surety for the purpose of assessing the fairness of the Offer Price to any such person or (iii) any recommendation as to whether any holder of shares of CNA Surety should tender in the Offer or how any such holder should vote on the Merger. Because J.P. Morgan was not requested to, and did not, deliver a fairness opinion in connection with the Offer, it did not follow all of the procedures in preparing the J.P. Morgan Materials that it would ordinarily follow in connection with delivering an opinion.

The J.P. Morgan Materials were prepared solely for their respective recipients and do not constitute a recommendation as to whether any holder of Shares should tender in the Offer or vote to adopt the Merger Agreement and should not be relied on as the basis for any investment decision.

April 20, 2011, October 29, 2010 and October 27, 2010 Board presentations

The following is a summary of certain of the financial analyses contained in the presentations to the CNA Financial board of directors given on April 20, 2011, October 29, 2010 and October 27, 2010.

Discounted cash flow analyses

J.P. Morgan performed discounted cash flow analyses of CNA Surety utilizing projections and other estimates prepared and provided by CNA Financial management. These analyses were performed in order to evaluate the implied fully-diluted equity value per share of CNA Surety based on the current ownership structure.

In preparing the October 27, 2010 and October 29, 2010 presentations, J.P. Morgan used a set of projections and other estimates prepared and provided by CNA Financial’s management that were referred to as the CNA Financial current ownership case. For these presentations, J.P. Morgan estimated the aggregate equity value for CNA Surety as the sum of the present value of (1) CNA Surety’s estimated future free cash flows for the years 2011 through 2019 and (2) CNA Surety’s estimated terminal equity value in 2020, each derived using discount rates ranging from 10% to 12%. CNA Financial’s estimated future free cash flows were calculated assuming CNA Surety would pay annual dividends equal to the greater of (a) 10% of statutory policyholder’s surplus at the beginning of a given year and (b) 100% of the prior year’s net income. 2011 estimated free cash flow assumed an incremental dividend of currently available excess capital. CNA Surety’s

2020 terminal equity value was derived assuming 2020 estimated free cash flow and a perpetuity growth rate ranging from 1.0% to 1.5%. CNA Surety’s aggregate equity value was divided by its estimated total outstanding shares, including the impact of restricted stock and stock options, as of the date of the respective presentation. The resulting implied estimated valuation levels were $19.12 to $23.13 per share. J.P. Morgan also performed a discounted free cash flow sensitivity analysis showing the sensitivity of the range of discount rates from 10% to 12% to certain hypothetical changes in (i) net written premium growth, which in the October 29, 2010 presentation resulted in implied estimated valuation levels of $18.12 to $25.18 per share, (ii) loss ratio, which resulted in implied estimated valuation levels of $17.05 to $25.96 per share, and (iii) 2011 estimated excess capital, which resulted in implied estimated valuation levels of $17.79 to $24.33 per share.

In preparing the April 20, 2011 presentation, J.P. Morgan used the CNA Financial Management Prepared Forecasts described below under “Special Factors. Section 6. Financial Forecasts”. For this presentation, J.P. Morgan estimated the aggregate equity value for CNA Surety as the sum of the present value of (1) CNA Surety’s estimated future free cash flows for the years 2011 through 2020 and (2) CNA Surety’s estimated terminal equity value in 2021, each derived using discount rates ranging from 9.5% to 11.5%. CNA Financial’s estimated future free cash flows were calculated assuming CNA Surety would pay annual dividends equal to the greater of (a) 10% of statutory policyholder’s surplus at the beginning of a given year and (b) 100% of the prior year’s net income. 2011 estimated free cash flow assumed an incremental dividend of currently available excess capital. CNA Surety’s 2021 terminal equity value was derived assuming 2021 estimated free cash flow and a perpetuity growth rate ranging from 2.0% to 3.0%. CNA Surety’s aggregate equity value was divided by its total outstanding shares, including the impact of restricted stock and stock options, as of April 18, 2011. The resulting implied estimated valuation levels were $23.50 to $29.85 per share.

While the discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal values and discount rates. The implied valuation range derived from the discounted cash flow analysis is not necessarily indicative of CNA Surety’s present or future value or results.

Minority buy-in analyses

J.P. Morgan analyzed certain publicly available information relating to (1) over 95 selected minority buy-in transactions with transaction values in excess of $25 million since 2001 (excluding pending or withdrawn offers) and (2) 14 selected minority buy-in transactions involving insurance companies with transaction values in excess of $25 million since 1998 (excluding pending or withdrawn offers). For each of the selected transactions, J.P. Morgan compared the price per share proposed in the transaction to the closing price of the target’s common stock (i) on the last trading day immediately preceding the announcement of the proposal; (ii) one week prior to the announcement of the proposal; (iii) one month prior to the announcement of the proposal; and (iv) on the date on which it achieved its highest closing price in the 52 week period prior to announcement of the proposal. The results of these analyses for the April 20, 2011 presentation are summarized as follows:

	Premium/discount paid over prior trading days
	One day prior	One week prior	One month prior	52-week high

All deals	32.1%	32.6%	32.1%	−1.3%
Insurance deals	30.5%	30.3%	32.9%	−0.8%

Implied transaction multiples and premium analyses

J.P. Morgan calculated various multiples and premiums related to the Offer in each of the three presentations delivered to the CNA Financial board of directors. These calculations were based on information obtained from SEC filings, FactSet Research Systems Inc. and certain financial analyses and projections for CNA Surety prepared by CNA Financial management. Using the $26.55 cash purchase price per share, the CNA Financial Management Prepared Forecasts and, where applicable, market information as of October 29,

2010, the date of CNA Surety’s last unaffected stock price prior to CNA Financial’s initial proposal, J.P. Morgan calculated the following premiums and multiples for the April 20, 2011 presentation:

	$26.55 offer price
	per share

Premiums to historical price:
October 29, 2010 closing price	37.9%
One week prior to October 29, 2010 closing price	38.7%
One month prior to October 29, 2010 closing price	46.9%
Offer price multiples to:
2011E operating income	15.1	x
2012E operating income	14.3	x
September 30, 2010 book value per share excluding after-tax gains/(losses)	1.21	x
on available for sale securities (such excluded amounts referred to as
“FAS 115”)
September 30, 2010 tangible book value per share excluding FAS 115	1.41	x
December 31, 2010 book value per share excluding FAS 115	1.15	x
December 31, 2010 tangible book value per share excluding FAS 115	1.33	x
March 31, 2011 estimated book value per share excluding FAS 115	1.13	x
March 31, 2011 estimated tangible book value per share excluding FAS 115	1.30	x
December 31, 2011 estimated book value per share excluding FAS 115	1.07	x
December 31, 2011 estimated tangible book value per share excluding FAS 115	1.22	x

For the presentations on October 27, 2010 and October 29, 2010, J.P. Morgan performed similar analyses for various metrics at various hypothetical prices.

Historical stock price performance

For purposes of its October 27, 2010 presentation, J.P. Morgan reviewed the following historical stock price performance and trading data for CNA Surety’s common stock:

				Volume weighted
	Opening price	High price	Low price	average price

Time period
10/1/97-12/31/97	$15.00	$16.50	$14.31	$15.17
1998	$15.50	$16.75	$12.75	$14.65
1999	$15.31	$15.50	$9.75	$12.40
2000	$12.25	$14.88	$10.56	$12.43
2001	$13.75	$15.65	$12.55	$13.86
2002	$15.10	$16.40	$7.50	$12.34
2003	$8.05	$11.07	$6.67	$9.49
2004	$9.51	$13.93	$9.51	$11.23
2005	$13.21	$15.40	$12.50	$13.97
2006	$15.10	$22.29	$14.92	$18.40
2007	$21.49	$23.18	$16.00	$19.54
2008	$19.19	$20.50	$9.50	$14.99
2009	$19.01	$19.69	$11.81	$15.69
1/1/10-10/26/10	$15.06	$19.51	$13.87	$16.50

For purposes of both the October 27, 2010 and October 29, 2010 presentations, J.P. Morgan reviewed certain trading and historical valuation data for CNA Surety’s common stock from September 15, 2008 through the date of each respective presentation. For the period from September 15, 2008 through October 28, 2010, J.P. Morgan observed:

	CNA Surety

Highest closing price on 9/19/08	$20.50
Lowest closing price on 12/1/08	$9.50
Average daily trading volume (000s)	77.8
Volume weighted average price	$15.77
October 28, 2010 closing price to September 30, 2010 book value per share excluding FAS 115	0.87	x
October 28, 2010 closing price to September 30, 2010 tangible book value per share excluding FAS 115	1.02	x

For purposes of both the October 27, 2010 and October 29, 2010 presentations, J.P. Morgan also reviewed the number and percentage of trading days on which CNA Surety’s stock closed at implied price to book value per share (excluding FAS 115) and price to tangible book value per share (excluding FAS 115) multiples above or below certain observable thresholds. J.P. Morgan’s analyses contained certain trading and historical valuation data for CNA Surety’s common stock from September 15, 2008 through the date of each respective presentation. For the period from September 15, 2008 through October 28, 2010, J.P. Morgan observed:

	Number of	Percentage of total
	trading days	trading days

Price to book value per share excluding FAS 115
Less than 1.00x	480	90%
Between 1.00x and 1.10x	41	8%
Between 1.10x and 1.20x	10	2%
Between 1.20x and 1.30x	5	<1%
Greater than 1.30x	0	0%
Price to tangible book value per share excluding FAS 115
Less than 1.00x	294	55%
Between 1.00x and 1.10x	131	24%
Between 1.10x and 1.20x	51	10%
Between 1.20x and 1.30x	36	7%
Greater than 1.30x	24	4%

For purposes of the April 20, 2011 presentation, J.P. Morgan reviewed the following historical stock price performance and trading data for CNA Surety’s common stock for the period between November 1, 2010 and April 19, 2011:

CNA Surety

Total shares traded (000s)	14,977.9
% of public float	85.4%
Average daily trading volume (000s)	126.9
% of public float	0.7%
Volume weighted average price	$23.92
Highest trading price (intraday)	$25.93
Percentage of trading days closed between $22.00 and $23.00	0.0%
Percentage of trading days closed between $23.00 and $24.00	49.2%
Percentage of trading days closed between $24.00 and $25.00	6.8%
Percentage of trading days closed between $25.00 and $25.93	44.1%

Pro forma transaction impact to CNA Financial

For purposes of its April 20, 2011 presentation, J.P. Morgan analyzed the impact the proposed transaction would have on CNA Financial’s 2011 and 2012 estimated financial position, assuming a closing date of June 30, 2011, CNA Surety financial projections per the CNA Financial Management Prepared Forecasts, CNA Financial’s financial projections per consensus research analyst estimates and transaction related synergies and costs as provided by CNA Financial management. The results of this analysis are as follows:

	2011E	2012E

Pro forma earnings per share
Accretion / (dilution) — $	$0.02	$0.11
Accretion / (dilution) — %	0.6%	4.1%
Pro forma book value per share excluding FAS 115
Accretion / (dilution) — $	$(0.16)	$(0.05)
Accretion / (dilution) — %	(0.4)%	(0.1)%
Pro forma return on average equity excluding FAS 115
Accretion / (dilution) — bps	5 bps	27 bps

Selected publicly traded companies analyses

J.P. Morgan reviewed and analyzed certain publicly available financial information and market trading data of select publicly traded property & casualty insurance companies. J.P. Morgan determined that such financial information and market trading data was not sufficiently comparable to CNA Surety due to differences in the business mix of CNA Surety, on the one hand, and the selected publicly traded companies, on the other hand, and it therefore provided such information for reference purposes only.

March 18, 2011, March 17, 2011 and March 10, 2011 presentations

On March 18, 2011, J.P. Morgan met with Goldman Sachs and presented analyses pertaining to expected macroeconomic developments relating to the surety industry, CNA Surety’s historical and projected financial results, and the impact an acquisition would have on CNA Financial’s statutory and GAAP capital accounts and capitalization under A.M. Best’s and Standard & Poor’s capital calculations. The analyses shared with Goldman Sachs were developed jointly by J.P. Morgan and CNA Financial management.

On March 17, 2011, J.P. Morgan made a presentation to certain members of the senior management teams of CNA Financial and Loews. J.P. Morgan’s presentation included information pertaining to changes in CNA Surety’s financial performance, common stock trading levels and shareholder ownership since October 29, 2010. J.P. Morgan’s presentation also included a summary of the projections for CNA Surety that had been prepared by CNA Surety’s management as well as the underlying assumptions for such projections. In addition, J.P. Morgan’s presentation included preliminary drafts of the minority buy-in, implied transaction multiple and premium, and pro forma transaction impact to CNA Financial analyses included in the April 20, 2011 presentation to the CNA Financial board of directors.

On March 10, 2011, J.P. Morgan and CNA Financial management discussed a presentation that included surety industry benchmarking analyses that examined a variety of companies using a variety of metrics. The presentation also included a comparison that had been prepared by CNA Financial’s management of CNA Surety’s historical forecasts to its actual results.

Miscellaneous

J.P. Morgan provided advice to the CNA Financial board of directors and CNA Financial management in connection with the Offer and the Merger. As described above, however, J.P. Morgan was not asked to, and did not, render any opinion relating to the Offer Price or the fairness of the transactions contemplated by this Offer to Purchase. J.P. Morgan’s financial analyses were one of many factors taken into consideration by the CNA Financial board of directors in deciding to approve the Offer and the Merger.

CNA Financial selected J.P. Morgan as its financial advisor because of J.P. Morgan’s reputation as an internationally recognized investment banking and advisory firm with substantial experience in similar transactions and because of J.P. Morgan’s familiarity with CNA Financial, CNA Surety and their respective businesses. As part of J.P. Morgan’s investment banking business, J.P. Morgan is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to an engagement letter dated October 27, 2010, J.P. Morgan will receive a fee of $2 million for its services, which is contingent upon the consummation of the transaction. J.P. Morgan is also acting as dealer manager in connection with the Offer for which it has received a fee of $250,000. In addition, CNA Financial has agreed to reimburse J.P. Morgan for its expenses and to indemnify J.P. Morgan against certain liabilities arising out of the engagement.

During the two years preceding the Offer, J.P. Morgan has provided financial advisory and financing services to Loews, CNA Financial and/or one or more of their affiliates, for which J.P. Morgan received customary compensation. J.P. Morgan’s services to Loews, CNA Financial and/or one or more of their affiliates have included acting as underwriter on the following offerings: (1) a $400 million senior notes offering by CNA Financial in February 2011; (2) a $350 million senior notes offering by CNA Financial in November 2009; (3) a $325 million senior notes offering by Texas Gas Transmission LLC, a wholly-owned subsidiary of Boardwalk Pipeline Partners, LP (“Boardwalk”), itself a majority-owned affiliate of Loews, in January 2011; (4) a $300 million common unit offering by Boardwalk in February 2010; (5) a $350 million senior notes offering by Boardwalk in August 2009; (6) a $167 million common unit offering by Boardwalk in August 2009; and (7) a $500 million senior notes offering by Diamond Offshore Drilling, Inc., a majority-owned affiliate of Loews, in October 2009.

J.P. Morgan’s affiliate, JPMorgan Chase Bank NA, is also a lender in CNA Financial’s $250 million revolving credit facility maturing in August 2012, Boardwalk’s $950 million revolving credit facility maturing in June 2012 and Diamond Offshore’s $285 million revolving credit facility maturing in November 2011, for each of which it receives customary compensation or other financial benefits.

In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Loews, CNA Financial and/or one or more of their affiliates for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

6.	Financial Forecasts

Historically, management of CNA Surety has annually prepared a one year financial forecast and has provided such financial forecast to CNA Surety’s board of directors, including those members of the board of directors that are affiliated with CNA Financial and Loews, but has not as a matter of course prepared detailed financial forecasts covering a longer period aside from providing longer term cash flow forecasts which are utilized by CNA Financial in connection with goodwill impairment testing. These cash flow forecasts were, as has historically been the case, provided to CNA Financial in January 2011. In connection with the Special Committee’s review and consideration of the proposal made by CNA Financial on October 29, 2010, management of CNA Surety prepared a five year financial forecast covering the five year period ending 2015 (the “CNA Surety Management Prepared Forecasts”). The CNA Surety Management Prepared Forecasts were made available to CNA Financial and its advisors in March 2011. A summary of the CNA Surety Management Prepared Forecasts is set forth in the Schedule 14D-9.

In formulating its initial proposal in October 2010 and in light of the fact that management of CNA Surety does not as a matter of course provide CNA Financial with detailed long-term financial forecasts, management of CNA Financial developed a ten year financial forecast of CNA Surety covering the ten year period ending 2020. Although CNA Financial received the CNA Surety Management Prepared Forecasts in March 2011, management of CNA Financial determined that the CNA Surety Management Prepared Forecasts were, in the view of management of CNA Financial, unlikely to be an accurate predictor of future results of CNA Surety. This belief was based on management of CNA Financial’s belief that the CNA Surety

Management Prepared Forecasts did not fully consider either CNA Surety’s historical results or certain macroeconomic and market challenges now facing CNA Surety and its business. Specifically, CNA Financial’s management was of the view that CNA Surety’s historic growth over the last 10 years, which included the effect of significant market hardening in the surety industry during the period from 2002-2003, extensive growth in the construction industry during the period from 2004 through 2007, and the effect of significant federal stimulus programs enacted during 2008 and 2009, was not likely to be repeated in the near term. CNA Financial’s management believed that the expiration of various aspects of federal stimulus programs in conjunction with ongoing budget constraints at the federal, state, and local levels was likely to significantly hinder near-term growth at CNA Surety. As such, management of CNA Financial believed that CNA Surety was likely to face suppressed growth rates for the business in the near term, normalizing to a 3% growth rate over the longer term. In addition, management of CNA Financial believed that CNA Surety’s exclusion of losses related to a large principal in the early 2000’s in estimating a long-term average loss ratio used in the CNA Surety Management Prepared Forecasts was overly optimistic as the surety industry is susceptible to significant loss activity from time to time. Additionally, as losses in the surety industry tend to lag downturns in the construction industry by 18-24 months, management of CNA Financial felt it was appropriate to use a higher loss ratio over the near term in its forecasts.

For the foregoing reasons, management of CNA Financial did not take into account the CNA Surety Management Prepared Forecasts in reaching its views on the value of CNA Surety. Instead, management of CNA Financial updated the ten year financial forecast of CNA Surety it had prepared in October 2010 to take into account the financial results of CNA Surety for the full year of 2010 as well as additional information concerning the business and operations of CNA Surety that management of CNA Financial obtained as a result of conducting additional diligence with respect to CNA Surety (such updated ten year financial forecast, the “CNA Financial Management Prepared Forecasts”). The CNA Financial Management Prepared Forecasts were utilized in the analyses undertaken by J.P. Morgan in certain of the presentations provided by J.P. Morgan to CNA Financial (see “Special Factors — Item 5. Presentations of J.P. Morgan” above). A summary of the CNA Financial Management Prepared Forecasts is set forth below.

$ millions, except per share	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E

Net written premiums	$423.3	$429.8	$438.1	$449.4	$461.8	$475.6	$489.9	$504.6	$519.7	$535.3
growth %	1.7%	1.5%	1.9%	2.6%	2.7%	3.0%	3.0%	3.0%	3.0%	3.0%
Net earned premiums	420.3	426.5	434.0	443.8	455.6	468.7	482.7	497.2	512.1	527.5
Total loss and expense	365.3	365.6	370.4	376.8	383.9	391.7	399.8	408.0	416.4	424.9
Loss ratio (ex. development)	31.1%	31.1%	30.6%	30.0%	29.4%	28.8%	28.1%	27.5%	26.9%	26.3%
Loss ratio	31.1%	31.1%	30.6%	30.0%	29.4%	28.8%	28.1%	27.5%	26.9%	26.3%
Expense ratio[1]	54.3%	54.6%	54.8%	54.9%	54.9%	54.8%	54.7%	54.5%	54.4%	54.3%

Combined ratio	85.4%	85.7%	85.4%	84.9%	84.3%	83.6%	82.8%	82.1%	81.3%	80.6%
Underwriting income	$55.0	$61.0	$63.6	$67.0	$71.7	$77.0	$83.0	$89.2	$95.7	$102.6
Investment income	55.7	56.8	59.5	63.4	69.5	77.0	84.9	93.4	102.5	112.3
Investment yield (pre-tax)	4.0%	3.9%	3.9%	3.9%	4.0%	4.2%	4.3%	4.5%	4.6%	4.7%
Interest expense	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)

Income before tax	$109.6	$116.6	$121.9	$129.3	$140.1	$152.9	$166.7	$181.5	$197.1	$213.8
Tax rate	27.4%	27.7%	27.7%	27.6%	27.6%	27.4%	27.4%	27.3%	27.2%	27.1%

Net income	$79.6	$84.3	$88.1	$93.5	$101.5	$110.9	$121.1	$132.0	$143.5	$155.8

(1)	Transaction related expenses; excluded from expense ratio calculation.

The CNA Financial Management Prepared Forecasts summarized above were prepared on the assumption that CNA Financial would continue to own its current stake in CNA Surety through 2020 and do not take into account any effects on the business and operations of CNA Surety that may result from CNA Financial acquiring a 100% interest in CNA Surety. In preparing the CNA Financial Management Prepared Forecasts, management of CNA Financial also made the following material assumptions:

•	Gross written premiums are driven by long-term United States Gross Domestic Product growth rate assumption of 3.0%;

•	Losses assume an increased level of activity in 2011 and 2012 based on historical trends in the surety industry where losses tend to lag declines in the construction industry by 18-24 months; 2013-2020 assumes a ratable decline in the loss ratio based on management of CNA Financial’s view of the long term performance of CNA Surety relative to the overall industry.

The CNA Financial Management Prepared Forecasts have been included in this Offer to Purchase for the limited purposes of giving CNA Surety’s stockholders access to financial forecasts that were prepared by CNA Financial’s management. These forecasts were prepared by CNA Financial’s management for internal use and not with a view to publication. These forecasts were not prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. Neither CNA Surety’s nor CNA Financial’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to these forecasts, nor have they expressed any opinion or other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, these forecasts. These forecasts were based on assumptions concerning CNA Surety’s operations, business prospects and other revenue and operating assumptions. Projected information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in CNA Surety’s filings with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and elsewhere in this Offer to Purchase. These uncertainties and contingencies are difficult to predict, and many are beyond the ability of CNA Surety and CNA Financial to control. Accordingly, there can be no assurance that the forecasted results would be realized or that actual results would not be significantly higher or lower than those set forth above. The inclusion of the forecasts herein should not be regarded as an indication that CNA Financial, Purchaser or their respective affiliates or representatives considered or consider such data to be a reliable prediction of future events, and such data should not be relied upon as such. None of CNA Financial, Purchaser or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of CNA Surety compared to the information contained in the forecasts described above, and, to the knowledge of CNA Financial and Purchaser, none of them intends to provide any update or revision thereof to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the forecasts are shown to be in error.

7.	Effects of the Offer

If the Offer is completed, in accordance with the terms of the Merger Agreement CNA Financial will, as promptly as practicable, cause the second step merger of Purchaser and CNA Surety in which all remaining stockholders (other than CNA Financial, CNA Surety and their respective subsidiaries and stockholders that validly perfect appraisal rights under the DGCL) would, without the need for further action by such stockholder, receive the same price per share as was paid in the Offer, without interest, and less any applicable withholding of taxes. In connection with the Merger, non-tendering stockholders will have the right to demand appraisal of their Shares, whereby such stockholders may receive the “fair value” of their shares, less any applicable withholding of taxes, as determined by the Delaware Chancery Court, by following the procedures required by the DGCL. See “Special Factors — Section 10. Appraisal Rights; Rule 13e-3.”

If following consummation of the Offer and any subsequent offering period, Purchaser owns at least 90% of the Shares (or may achieve such ownership level solely through lawful actions of CNA Financial and its subsidiaries), CNA Financial, Purchaser and CNA Surety are required to use their reasonable best efforts to consummate the Merger as a short-form merger of Purchaser with and into CNA Surety in accordance with the applicable provisions of the DGCL, including by exercising the top-up option and, subject to applicable law, transferring to Purchaser Shares that are held by other subsidiaries of CNA Financial. Purchaser may also choose to make open market purchases of Shares following the Offer in order to be able to complete the Merger as a short-form merger. If Purchaser is not able to complete the Merger as a short-form merger, subsidiaries of CNA Financial, as CNA Surety’s majority stockholders, intend to adopt the Merger Agreement by written consent in lieu of a meeting of stockholders, without the affirmative vote of any other CNA Surety stockholder, in accordance with the Merger Agreement.

If the Offer is not completed for any reason (including a failure to satisfy the “majority-of-the-minority” condition), CNA Financial will review its options. These include doing nothing, purchasing Shares in the open market or in privately negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with CNA Surety. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares, and such price may be higher or lower than or the same as the Offer Price.

As a result of the Offer, CNA Financial’s interest in CNA Surety’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. If the Offer is completed, following consummation of the Merger, CNA Financial’s indirect interest in such items will increase to 100%, and CNA Financial and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by CNA Surety’s operations and any future increase in CNA Surety’s value. Based on CNA Surety’s results for the fiscal year ended December 31, 2010 and assuming completion of the Merger as of December 31, 2010, this increase would result in CNA Financial’s beneficial interest in CNA Surety’s net book value and net income increasing by approximately $417 million and $52 million, respectively. Similarly, CNA Financial will also bear the risk of losses generated by CNA Surety’s operations and any decrease in the value of CNA Surety after the Merger. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of CNA Surety after the Merger and will not have any right to vote on corporate matters, but such former stockholders will not face the risk of losses generated by CNA Surety’s operations or a decline in the value of CNA Surety after the Merger.

The Shares are currently registered under the Exchange Act and listed on the New York Stock Exchange under the symbol “SUR.” If the Offer is completed, as a result of the consummation of the Merger following the Offer, there will be no public market for the Shares. After the Merger, the Shares will cease to be listed on the New York Stock Exchange, and prices with respect to sales of Shares in the public market will no longer be available. In addition, after the Merger, registration of the Shares under the Exchange Act will be terminated and CNA Surety will no longer be required to file periodic reports with the SEC. See “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

8.	Conduct of CNA Surety’s Business if the Offer Is Not Completed

If the Offer is not completed because the “majority-of-the-minority” condition is not satisfied or because another condition is not satisfied or waived, CNA Financial and Purchaser will reevaluate the role of CNA Surety within CNA Financial’s overall corporate group. In particular, CNA Financial and Purchaser may consider, among other things:

•	not taking any action at that time, including not purchasing any additional Shares;

•	purchasing Shares in the open market or in privately negotiated transactions;

•	making a new tender offer; and

•	consummating a merger or other business combination with CNA Surety, subject to compliance with applicable law.

If CNA Financial and Purchaser were to pursue any of these alternatives, it might take considerably longer for the unaffiliated stockholders of CNA Surety to receive any consideration for their Shares (other than through sales in the open market or otherwise) than if they had tendered their Shares in the Offer. Any such transaction could result in proceeds per Share to the public stockholders of CNA Surety that are more or less than, or the same as, the Offer Price or could result in the trading price of the Shares to increase, decrease or be unchanged. CNA Financial may also choose to keep outstanding the public minority interest in CNA Surety, in which case the public stockholders of CNA Surety would, absent a sale by them, retain their Shares and would have the opportunity to participate in the earnings and growth of CNA Surety but would also bear the risk of losses generated by CNA Surety’s operations or a decline in the value of CNA Surety.

9.	Summary of the Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. This summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about CNA Surety or CNA Financial (or their affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to CNA Surety, CNA Financial or Purchaser (or their affiliates).

The Offer

Under the terms of the Merger Agreement, the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject only to (i) the “majority-of-the-minority” condition and (ii) the other conditions described in “The Offer — Section 11. Conditions to the Offer” in this Offer to Purchase (together with the “majority-of-the-minority” condition, the “Offer Conditions”). For purposes of determining whether the “majority-of-the-minority” condition has been satisfied, CNA Financial and Purchaser have the right to include or exclude for purposes of its determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures (provided that if CNA Surety notifies CNA Financial that it reasonably believes Shares that are subject to guaranteed delivery procedures may not be delivered to Merger Sub in accordance with such guaranteed delivery procedures, then CNA Financial and Purchaser will not include any such Shares in its determination of whether the “majority-of-the-minority” condition has been satisfied without the prior consent of CNA Surety (acting pursuant to the direction of the Special Committee)).

Under the terms of the Merger Agreement, Purchaser expressly reserves the right to waive any of the Offer Conditions or modify the terms of the Offer (other than the “majority-of-the-minority” condition which is non-waivable), except that, without the prior written consent of CNA Surety (which consent must have been approved by the Special Committee), Purchaser cannot do any of the following: (A) decrease the Offer Price, change the form of consideration to be paid in the Offer or decrease the number of Shares subject to the Offer, (B) impose any conditions to the Offer other than the Offer Conditions or modify any of the Offer Conditions in any manner adverse to the holders of Shares, (C) otherwise amend or modify the Offer in a manner that would materially and adversely affect the holders of Shares or (D) extend the Offer, except Purchaser may, and upon request of CNA Surety, Purchaser is obligated to (I) extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as the parties to the Merger Agreement agree in writing), if any of the Offer Conditions have not been satisfied or waived at the scheduled Expiration Date (as defined below in “The Offer — Section 1. Terms of the Offer”), and (II) extend the Offer for any minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, except that Purchaser is not obligated to extend the Offer beyond the Outside Date (as defined under “— Termination” below). In addition, if Shares have been accepted for payment but CNA Financial and its subsidiaries own less than 90% of the Shares on a fully diluted basis (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), Purchaser may, and upon the request of CNA Surety at a time when Purchaser has not exercised the top-up option described under “— Top-up Option” below, Purchaser is obligated to, provide a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. In the event that all of the Offer Conditions (other than the condition concerning the absence of a Change in Recommendation) are satisfied or waived as of any otherwise scheduled Expiration Date, Purchaser may not extend the Offer for more than ten business days without the prior written consent of CNA Surety (which consent must be approved by the Special Committee).

Tender Offer Solicitation/Recommendation

Concurrently with the filing of the Schedule TO, CNA Surety has agreed to file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 in each case with respect to the Offer containing the Special Committee Recommendation and the CNA Surety Board Recommendation. The Schedule 14D-9 is being mailed to holders of Shares concurrently with the mailing of this Offer to Purchase.

Directors

Following the time that Purchaser accepts for payment the Shares tendered pursuant to the Offer (the “Acceptance Time”) and until the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, the board of directors of CNA Surety will at all times include the directors that currently comprise the Special Committee, and none of CNA Financial, Purchaser and CNA Surety will take any action to cause any change in the composition of the Special Committee. As required under the Merger Agreement, CNA Financial caused to be voted all Shares owned by subsidiaries of CNA Financial in favor of the election of the directors that currently comprise the Special Committee at CNA Surety’s 2011 annual meeting of stockholders held on April 28, 2011. CNA Financial and Purchaser have also agreed in the Merger Agreement to vote or cause to be voted all Shares owned by CNA Financial and its subsidiaries in favor of the election of directors that currently comprise the Special Committee at any other meeting (including any written consent in lieu of a meeting) at which CNA Surety stockholders are permitted to vote for the election or removal of the board of directors of CNA Surety until the Effective Time. After the Acceptance Time and prior to the Effective Time, in addition to any approvals of the board of directors of CNA Surety or the stockholders of CNA Surety as may be required by CNA Surety’s certificate of incorporation, CNA Surety’s bylaws or applicable law, and without limiting the other requirements set forth in the Merger Agreement, the affirmative vote of a majority of the members of the Special Committee will be required:

•	for CNA Surety to terminate the Merger Agreement or amend the Merger Agreement;

•	for CNA Surety to exercise or waive any of CNA Surety’s benefits, rights or remedies under the Merger Agreement;

•	for CNA Surety to take any action that would prevent or materially delay the consummation of the Merger;

•	to amend the CNA Surety charter or the CNA Surety bylaws, except as expressly contemplated under the Merger Agreement; or

•	for CNA Surety to take any action under the Merger Agreement,

in each case, if such termination, amendment, exercise, waiver or other action would reasonably be expected to adversely affect the holders of Shares.

From and after the Acceptance Time, subject to the requirement described above relating to maintenance of the Special committee in office, CNA Financial shall be entitled to designate the number of directors of CNA Surety that equals the product of (i) the total number of directors on the CNA Surety board (giving effect to the directors elected or designated by CNA Financial under the Merger Agreement) and (ii) the percentage that the number of shares of common stock of CNA Surety beneficially owned by CNA Financial and its subsidiaries (including Shares accepted for payment in the Offer) bears to the total number of Shares outstanding and CNA Surety is obligated to take all actions reasonably necessary to cause CNA Financial’s designees to be elected or appointed to the board of CNA Surety.

Top-up Option

Pursuant to the Merger Agreement, CNA Surety has irrevocably granted to Purchaser an option to purchase a number of newly-issued fully paid and nonassessable Shares equal to a number of Shares that, when added to the number of Shares owned by Purchaser and CNA Financial and its other subsidiaries (but, in the case of other subsidiaries, only to the extent such Shares may be lawfully transferred to Purchaser) at the time of such exercise, will constitute no less than one Share more than 90% of the Shares on a fully-diluted basis, or, at the option of Purchaser, such lesser number of shares as Purchaser may request, at a price per share equal to the Offer Price. However, in no event will the top-up option be exercisable for a number of Shares (A) that would result in Purchaser owning less than ninety percent (90%) of the Shares outstanding following the exercise of the top-up option or (B) in excess of CNA Surety’s then authorized and unissued Shares (treating shares owned by CNA Surety as treasury stock as unissued) and not reserved or otherwise committed for issuance at the time of exercise of the top-up option.

The top-up option may be exercised by Purchaser, in whole but not in part, only once at any time after the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The aggregate purchase price payable for the top-up option Shares may be paid by Purchaser at Purchaser’s option (i) in cash, by wire transfer of same-day funds or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the top-up option Shares and (y) executing and delivering to CNA Surety a promissory note having a principal amount equal to the aggregate purchase price for the top-up option Shares less the amount paid in cash pursuant to the preceding clause (x) (the “Promissory Note”). The Promissory Note (i) shall be due and payable on the first anniversary of the top-up closing, (ii) shall bear simple interest of 5% per annum, (iii) may be prepaid, in whole or in part, at any time without premium or penalty, (iv) shall be secured by the top-up option Shares, (v) shall be full recourse against CNA Financial and Purchaser, (vi) shall provide that in the event that the Merger Agreement is terminated after the top-up option is exercised and prior to the Effective Time, all amounts then owing pursuant to the Promissory Note (including all interest) shall thereupon become immediately due and payable and (vi) shall have only such other material terms as would be customary in an arm’s-length transaction. At the top-up closing, CNA Surety is required to cause to be issued to Purchaser a certificate (or other appropriate form of ownership, including book entry) representing the top-up option Shares. Notwithstanding anything to the contrary contained in the Merger Agreement, each of CNA Financial, Purchaser and CNA Surety agree that in any appraisal proceeding under Section 262 of the DGCL with respect to appraisal shares and to the fullest extent permitted by applicable law, the surviving corporation will not assert that the top-up option, the top-up option Shares or any cash or Promissory Note delivered by Purchaser to CNA Surety as payment for any top-up option Shares should be considered in connection with the determination of the fair value of the appraisal shares in accordance with Section 262(h) of the DGCL.

The Merger

The Merger will only occur if the Offer (which is the first step of the two step acquisition) is completed. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into CNA Surety in accordance with the DGCL. At that time, the separate existence of Purchaser will cease, and CNA Surety will be the surviving corporation.

Under the terms of the Merger Agreement, at the Effective Time:

•	each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the surviving corporation;

•	each Share owned by CNA Surety or Purchaser shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

•	each Share owned by CNA Financial or any of its subsidiaries (other than Purchaser) immediately prior to the Effective Time will remain outstanding after the Effective Time as shares of the surviving corporation; and

•	each Share issued and outstanding immediately prior to the Effective Time (other than as described above and other than Shares for which appraisal demands are properly made in accordance with the DGCL) will be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding of taxes (the “Merger Consideration”) and cancelled.

Short-Form Merger

The Merger Agreement provides that, if following the Offer and the subsequent offering period (if any), the requirements for a short form merger pursuant to Section 253 of the DGCL are satisfied (or may be satisfied solely through lawful actions of CNA Financial and its subsidiaries) such that the Merger may be effected without a meeting, vote or written consent of the stockholders of CNA Surety, each of the parties to the Merger Agreement will use its reasonable best efforts, including the exercise of the top-up option and, subject to applicable law, with respect to the transfer to Purchaser of any Shares held by CNA Financial or its subsidiaries (with any such transfer taking place on the same day as, and as close as practicable to, the Effective Time), to consummate the Merger pursuant to Section 253 of the DGCL as soon as practicable after the satisfaction or waiver of the conditions set forth in “— Conditions to the Merger” below.

Employee-Based Awards

The parties to the Merger Agreement have agreed that as of the Effective Time:

•	each option to purchase Shares (a “Stock Option”) granted under CNA Surety’s 2006 Long-Term Equity Compensation Plan, CNA Surety’s 1997 Long-Term Equity Compensation Plan and CNA Surety’s Replacement Stock Option Plan (the “Equity Plans”) outstanding immediately prior to the Effective Time, whether or not then vested and exercisable, will be cancelled and extinguished and the holder thereof will be entitled to receive from the surviving corporation as soon as practicable after the Effective Time an amount in cash (subject to any applicable withholding of taxes) equal to the product of (A) the number of Shares subject to such Stock Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of such Stock Option. For the avoidance of doubt, no consideration shall be paid in respect of the cancellation of any Stock Option with an exercise price per share equal to or greater than the Merger Consideration. CNA Surety is required to use its reasonable best efforts to cause each holder of a Stock Option to execute a payment acknowledgement in the form provided in the Merger Agreement.

•	each common stock unit granted under CNA Surety’s Non-Employee Directors Deferred Compensation Plan outstanding immediately prior to the Effective Time, whether or not then vested, will be cancelled and extinguished and the holder thereof will be entitled to receive from the surviving corporation an amount in cash (subject to any applicable withholding of taxes) equal to the Merger Consideration, payable in accordance with CNA Surety’s Non-Employee Directors Deferred Compensation Plan.

•	each restricted Share granted by CNA Surety under CNA Surety’s 2006 Long-Term Equity Compensation Plan that is unvested (the “Restricted Stock”) that is outstanding immediately prior to the Effective Time shall vest and shall be converted into the right to receive from the surviving corporation the Merger Consideration, subject to any applicable withholding of taxes.

Representations and Warranties

In the Merger Agreement, CNA Surety has made customary representations and warranties to CNA Financial and Purchaser, including representations relating to its corporate existence and power, capitalization, corporate authorization, no conflicts, governmental approvals, SEC filings, financial statements, absence of undisclosed liabilities, information supplied, litigation, compliance with laws, material contracts, employee matters, insurance matters, environmental matters, the opinion of the Special Committee’s financial advisor, finders’ fees and anti-takeover statutes. Each of CNA Financial and Purchaser has also made customary representations and warranties to CNA Surety, including representations relating to its corporate existence and power, corporate authorization, no conflicts, governmental approvals, information supplied, finders’ fees, available funds, litigation and the operations of Purchaser.

Certain of CNA Surety’s representations and warranties are qualified as to materiality or “Material Adverse Effect.” “Material Adverse Effect” means a material adverse effect on the financial condition, business or results of operations of CNA Surety and CNA Surety’s subsidiaries, taken as a whole, except, that none of the following, alone or in combination, shall be taken into account in determining whether a Material Adverse Effect has occurred:

•	changes in the economy or financial markets (including credit markets) in general;

•	changes in the economic, business, financial or regulatory environment generally affecting any of the industries in which CNA Surety and its subsidiaries operate including those industries that CNA Surety or CNA Surety subsidiaries insure (including the construction industry);

•	changes in law or applicable accounting regulations (including GAAP) or principles or interpretations thereof;

•	acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the Merger Agreement;

•	any change in CNA Surety’s stock price or trading volume or any failure, in and of itself, by CNA Surety to meet published revenue, earnings or loss ratio projections (it being understood that any change, effect, event, occurrence, condition or state of facts underlying such change or failure shall be taken into account in determining whether a Material Adverse Effect has occurred);

•	changes that arise out of the announcement of the Merger Agreement, out of actions expressly required to be taken by CNA Surety under the Merger Agreement or out of actions taken by CNA Surety or CNA Surety’s subsidiaries at the written request of CNA Financial or Purchaser in connection with the Merger Agreement, including any loss or adverse change in the relationship of CNA Surety with its customers or agents caused by the pendency or announcement of the Merger Agreement;

•	any actions, suits, claims, hearings, arbitrations or investigations or other proceedings relating to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement by or before any governmental entity; or

•	any downgrade in the rating accorded to CNA Surety or any of CNA Surety’s subsidiaries by any ratings agency, or any change in outlook with respect to, suspension or withdrawal of or other adverse action with respect to, the rating accorded to CNA Surety or any of its subsidiaries by any ratings agency (it being understood that any change, effect, event, occurrence, condition or state of facts underlying such change or failure shall be taken into account in determining whether a Material Adverse Effect has occurred).

However, with respect to the first four bullets above only, to the extent that the impact of such change or effect is disproportionately adverse in any material respect to CNA Surety and its subsidiaries taken as a whole compared to other companies in the same industry, such change or effect shall be taken into account in determining whether a Material Adverse Effect has occurred.

The representations and warranties in the Merger Agreement will not survive the Acceptance Time.

The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the securities laws. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of Purchaser, CNA Financial, CNA Surety or any of their respective subsidiaries or affiliates.

Operating Covenants

Under the terms of the Merger Agreement, CNA Surety agreed that, from the date of the Merger Agreement until the Acceptance Time, unless CNA Financial has provided its prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) or as otherwise expressly contemplated by the Merger Agreement:

•	CNA Surety and its subsidiaries will conduct their business in the ordinary course of business consistent with past practice;

•	CNA Surety and its subsidiaries will use their respective commercially reasonable efforts to preserve intact and maintain its business organization and goodwill of those having business relationships with any of them and to keep available the services of their present officers and employees on terms and conditions substantially comparable to those currently in effect; and

•	CNA Surety will not, subject to limited exceptions set forth in the Merger Agreement, take other extraordinary actions, including the declaration or payment of any dividend or distribution, the issuance of any shares of capital stock or other securities, the acquisition or disposition of assets, or materially change any underwriting, claim handling, loss control, investment, actuarial, financial reporting or accounting methods, principles, policies or practices.

Change in Recommendation

The Special Committee and the board of directors of CNA Surety are not permitted to withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to CNA Financial or Purchaser, either the Special Committee Recommendation or the CNA Surety Board Recommendation (a “Change in Recommendation”) except that the Special Committee or the board of directors of CNA Surety (upon the approval of the Special Committee) may effect a Change in Recommendation at any time prior to the Acceptance Time in response to a material event or circumstance that was not known (or the consequences thereof were not known) to the Special Committee or the board of directors of CNA Surety, as applicable, on the date of the Merger Agreement, which event or circumstance (or the consequences thereof) becomes known to the Special Committee or the board of directors of CNA Surety, as applicable, prior to the Acceptance Time, if the Special Committee or the board of directors of CNA Surety, as the case may be, determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law; provided, however, that, unless made within 48 hours of the Expiration Date, no Change in Recommendation may be made until after at least 48 hours following CNA Financial’s receipt of notice from CNA Surety advising that the Special Committee and/or the board of directors of CNA Surety intends to take such action and the basis therefor and the Special Committee and/or the board of directors of CNA Surety considers any modifications proposed by CNA Financial or Purchaser during such 48 hour period in order to eliminate the need for such Change in Recommendation.

Stockholder Approval; Information Statement

If the affirmative vote of holders of a majority of the outstanding Shares to adopt the Merger Agreement (the “Stockholder Approval”) is required under the DGCL in order to consummate the Merger, then the Merger Agreement obligates CNA Surety to as promptly as practicable after the consummation of the Offer seek the Stockholder Approval with respect to such matters requiring the Stockholder Approval by written consent of the subsidiaries of CNA Financial holding Shares, including Purchaser (the “Written Consent”). CNA Surety will prepare, date and deliver an information statement pursuant to Section 14(c) of the Exchange Act regarding the Merger and the other transactions contemplated in the Merger Agreement, give prompt notice of the taking of the actions described in the Written Consent in accordance with the DGCL to all holders of Shares not executing the Written Consent, together with any additional information required by the DGCL, including a description of the appraisal rights of holders of Shares available under Section 262 of the DGCL, and comply with any other requirements of the DGCL, the certificate of incorporation and bylaws of CNA Surety and the NYSE.

Director and Officer Liability

The Merger Agreement provides that, from and after the Acceptance Time, and for a period of six years after the Effective Time, each of CNA Financial, CNA Surety and the surviving corporation will, to the fullest extent permitted by law, indemnify, defend and hold harmless each present and former director and officer of CNA Surety or any of CNA Surety’s subsidiaries (acting in their capacity as such) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and CNA Financial, CNA Surety and the surviving corporation will also be required to advance expenses as incurred to the fullest extent permitted under applicable law, in each case to the same extent that the indemnified persons are indemnified or have the right to advancement of expenses pursuant to the certificate of incorporation and bylaws of CNA Surety and similar documents of any subsidiary of CNA Surety, in each case, in effect on the date of the Merger Agreement.

CNA Financial and CNA Surety agree that, during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, all rights to indemnification, advancement of expenses and exculpation now existing in favor of each indemnified person as provided in the CNA Surety charter and the CNA Surety bylaws, or in the certificate or articles of incorporation, bylaws, or similar documents of any CNA Surety subsidiary, in effect as of the date of the Merger Agreement, shall, with respect to matters occurring prior to the Effective Time, survive the Merger and continue after the Effective Time. During the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the surviving corporation and the certificate or articles of incorporation, bylaws or similar documents of CNA Surety subsidiaries shall, with respect to matters occurring at or prior to the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the indemnified persons than are set forth in the CNA Surety charter and the CNA Surety bylaws or in the certificate or articles of incorporation, bylaws or similar documents of CNA Surety subsidiaries in effect as of the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified after the Acceptance Time and prior to the sixth anniversary of the Effective Time in any manner that would materially adversely affect the rights thereunder, as of the Effective Time, of any indemnified person, with respect to matters occurring at or prior to the Effective Time, subject to certain exceptions. To the maximum extent permitted by applicable law, all such indemnification of indemnified persons with respect to matters occurring before the Effective Time shall be mandatory rather than permissive, and CNA Surety or the surviving corporation and their subsidiaries, as the case may be, shall also advance expenses as provided hereinabove.

CNA Financial and CNA Surety further agree that all rights to indemnification or advancement of expenses now existing in favor of indemnified persons in any indemnification agreement between such indemnified person and CNA Surety or any CNA Surety subsidiary, as the case may be, shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement.

The Merger Agreement provides that CNA Financial or the surviving corporation will obtain and maintain directors’ and officers’ liability insurance policies for the indemnified persons with respect to matters occurring prior to the Effective Time for a period of six years from the Effective Time on terms with respect to coverage and amount no less favorable than those of the directors’ and officers’ liability insurance policy obtained by CNA Surety in effect on the date of the Merger Agreement, subject to the limitation that in no event will CNA Financial or the surviving corporation be obligated to expend in order to obtain or maintain insurance coverage any amount per annum in excess of 300% of the aggregate premiums currently paid or payable by CNA Surety in 2011 (on an annualized basis) for such purpose and, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of this cap, CNA Financial or the surviving corporation will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to this cap. Prior to the Effective Time, CNA Financial may, and if requested by CNA Financial, CNA Surety will, purchase a six-year “tail” prepaid policy on CNA Surety’s current directors’ and officers’ liability insurance.

Certain Efforts

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and applicable law, CNA Surety, CNA Financial and Purchaser will cooperate and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Offer, the Merger and the Merger Agreement.

Conditions to the Merger

Pursuant to the Merger Agreement, the obligations of CNA Financial, Purchaser and CNA Surety to consummate the Merger are subject to the satisfaction or waiver (by mutual written consent of CNA Surety (acting pursuant to a resolution of the Special Committee) and CNA Financial at or prior to the Effective Time) of each of the following conditions:

•	Purchaser will have accepted for payment all of the Shares validly tendered pursuant to the Offer and not properly withdrawn in accordance with the terms of the Merger Agreement and this Offer to Purchase;

•	the Stockholder Approval will have been obtained or all conditions of applicable law required to be satisfied to effect the Merger as a short form merger will have been satisfied; and

•	no order or law issued, enacted or promulgated by any court of competent jurisdiction or other governmental entity is in effect that restrains, enjoins or otherwise prohibits the consummation of the Merger or the other transactions contemplated in the Merger Agreement.

Termination

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time, whether before or after receipt of the Stockholder Approval, if applicable:

•	prior to the Acceptance Time, by mutual written consent of CNA Financial, Purchaser and CNA Surety (with respect to CNA Surety, pursuant to a resolution adopted by the Special Committee);

•	by either CNA Financial or CNA Surety (with respect to CNA Surety, pursuant to a resolution adopted by the Special Committee) by action of its board of directors:

•	if Purchaser has not accepted Shares for payment pursuant to the Offer on or before 5 p.m. New York City Time on October 31, 2011 (the “Outside Date”), except that the right to terminate the Merger Agreement under this provision will not be available to either party if the failure of such party to perform any of its obligations under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated on or before the Outside Date; provided further that in the event that a party does not have the right to terminate the Merger Agreement as a result of the foregoing, then the other party (assuming such party does have the right to terminate the Merger Agreement) may, at its option by delivery of a written notice to the breaching party, extend the Outside Date to January 31, 2012 (or any earlier date);

•	if any court of competent jurisdiction or other governmental entity has issued an order restraining, enjoining or otherwise prohibiting the Offer and/or the Merger and such order has become final and non-appealable, except that the right to terminate the Merger Agreement under this provision will not be available to any party if the failure of such party to perform any of its obligations under the Merger Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such order; or

•	if the Offer has expired or will have been terminated in accordance with the terms set forth in the Merger Agreement without Purchaser being required to purchase any Shares pursuant to the Offer, except that the right to terminate the Merger Agreement under this provision will not be available to a party if the failure of such party to perform any of its obligations under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated or the expiration or termination of the Offer;

•	by CNA Financial, if, prior to Acceptance Time, CNA Surety has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of any of the Offer Conditions set forth in the Merger Agreement specifically relating to CNA Surety’s representations and warranties and CNA Surety’s failure to perform or comply, in all material respects, with any of its covenants or agreements contained in the Merger Agreement and (ii) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (A) one business day prior to the Outside Date or (B) the date that is 30 days from the date that CNA Surety is notified by CNA Financial of such breach, except that CNA Financial will not have the right to terminate the Merger Agreement pursuant to this provision if CNA Financial or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement;

•	by CNA Surety (pursuant to a resolution adopted by the Special Committee), if, prior to the Acceptance Time, CNA Financial or Purchaser has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to prevent the Acceptance Time from occurring prior to the Outside Date and (ii) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (A) one business day prior to the Outside Date or (B) the date that is 30 days from the date that CNA Financial is notified by CNA Surety of such breach, except that CNA Surety will not have the right to terminate the Merger Agreement pursuant to this provision if CNA Surety is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; or

•	by CNA Financial, if the Special Committee or the board of directors of CNA Surety (acting based on the recommendation of the Special Committee) has made a Change in Recommendation prior to the Acceptance Time.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and have no effect with no liability on the part of CNA Financial, Purchaser or CNA Surety, except for certain provisions which will survive such termination. However, this will not relieve any party from liability for any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Extension and Waivers

At any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval, if applicable, the Special Committee on behalf of CNA Surety may:

•	extend the time for the performance of any of the obligations or other acts of CNA Financial and/or Purchaser;

•	waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document, certificate or writing delivered by CNA Financial and/or Purchaser pursuant to the Merger Agreement; or

•	waive compliance by CNA Financial and/or Purchaser with any of the agreements or with any conditions to CNA Surety’s obligations.

At any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval, if applicable, CNA Financial may:

•	extend the time for the performance of any of the obligations or other acts of CNA Surety;

•	waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document, certificate or writing delivered by CNA Surety pursuant to the Merger Agreement; or

•	waive compliance by CNA Surety with any of the agreements or with any conditions to CNA Financial’s or Purchaser’s obligations (other than the “majority-of-the-minority” condition which shall be non-waivable).

10.	Appraisal Rights; Rule 13e-3

Appraisal Rights

Stockholders do not have appraisal rights as a result of the Offer. However, if Purchaser purchases Shares in the Offer, and, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, each stockholder who has neither voted in favor of adoption of the Merger Agreement nor consented thereto in writing will be entitled to demand and, upon satisfaction of the specified statutory requirements, obtain an appraisal by the Court of Chancery of the State of Delaware (the “Delaware Chancery Court”) of the fair value of the stockholder’s Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values, earning capacity and such other factors as the Delaware Chancery Court may deem appropriate. Unless the Delaware Chancery Court determines otherwise in its discretion for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period.

If any stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the consideration paid in the Merger. A stockholder may withdraw his or her demand for appraisal by delivery of a written withdrawal of his or her demand for appraisal and acceptance of the Merger within 60 days after the effective date of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is set forth in Schedule C attached to this Offer to Purchase.

Appraisal rights cannot be exercised at this time.  The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who tender shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the price paid in the Offer therefor if the Offer is completed.

Rule 13e-3

Because CNA Financial is an affiliate of CNA Surety, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning CNA Surety and certain information relating to the fairness of the Offer and the Merger and the consideration offered to unaffiliated stockholders be filed with the SEC and disclosed to unaffiliated stockholders. CNA Financial has provided such information in this Offer to Purchase and a Tender Offer Statement on Schedule TO and a Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act. CNA Financial does not presently intend to file a Form 15 to evidence the termination of CNA Surety’s duty to file reports pursuant to Sections 13(a) or 15(d) of the Exchange Act in respect of the Shares until after the Merger is completed.

11.	Transactions and Arrangements Concerning the Shares

Except by reason of the Merger Agreement, no member of the CNA Financial Group or, to the best of their knowledge, any person listed in Schedule A hereto or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, has engaged in any transactions in Shares during the past 60 days or is a party to any agreement, arrangement or understanding with respect to the Shares or any other securities of CNA Surety (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). In addition, no member of the CNA Financial Group has purchased any Shares within the past two years.

As of the date of this Offer to Purchase, David B. Edelson, a director of CNA Surety and a senior vice president of Loews, and Ken Miller, a director of Loews, beneficially own 3,200 Shares and 1,850 Shares respectively. Mr. Miller has indicated to CNA Financial that he intends, subject to compliance with applicable law, to tender all Shares beneficially owned pursuant to the Offer. Mr. Edelson has indicated to CNA Financial that he intends to make a charitable donation of his Shares prior to the consummation of the Offer and he therefore does not intend to tender his Shares in the Offer. CNA Surety has also informed CNA Financial that as of the date of this Offer to Purchase, each of CNA Surety’s directors and executive officers that beneficially own Shares intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares beneficially owned pursuant to the Offer, except that Shares that were issued to executive officers pursuant to compensation plans of CNA Surety and are subject to restrictions on the holder’s ability to sell or otherwise transfer those Shares may not be tendered in the Offer. The Special Committee of CNA Surety unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of CNA Surety and the holders of Shares (other than CNA Financial and its affiliates), recommended that the CNA Surety board of directors adopt resolutions approving and declaring the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement and recommended that CNA Surety’s stockholders (other than CNA Financial and its affiliates) tender their Shares in the Offer. The CNA Surety board of directors, by a unanimous vote of all members not abstaining due to their affiliation with CNA Financial or Loews, determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to and in the best interests of CNA Surety and the holders of Shares (other than CNA Financial and its affiliates) and recommended that CNA Surety’s stockholders, to the extent required by the DGCL, vote to adopt the Merger Agreement. To Purchaser’s knowledge, no other executive officers, directors or affiliates of CNA Surety have made any public recommendation with respect to the Offer or the Merger.

12.	Certain Relationships Between the CNA Financial Group and CNA Surety

As of the date of this Offer to Purchase, subsidiaries of CNA Financial own approximately 61% of the outstanding shares of CNA Surety common stock. As a result, CNA Financial is able to elect the entire board of directors and control the vote on all matters submitted to a vote of CNA Surety’s stockholders. Members of the CNA Financial Group are also parties to the following agreements with CNA Surety and have the following other relationships with CNA Surety.

Reinsurance

The Surety Quota Share Treaty (the “Quota Share Treaty”), the Services and Indemnity Agreement, the Aggregate Stop Loss Reinsurance Contract (the “Stop Loss Contract”), and the Surety Excess of Loss Reinsurance Contract (the “Excess of Loss Contract”) discussed below were originally entered on September 30, 1997 (the “Entry Date”). Although the contracts entered into on the Entry Date have expired, some have been renewed on different terms as discussed below.

Through the Quota Share Treaty, subsidiaries of CNA Financial (CCC and The Continental Insurance Company (“CIC”)) transfer to CNA Surety’s subsidiary, Western Surety Company (“Western Surety”) surety business written or renewed by CCC and CIC after the Entry Date. The Quota Share Treaty was renewed on January 1, 2011 and expires on December 31, 2011 and is annually renewable thereafter. CCC and CIC transfer the related liabilities of such business and pay to Western Surety an amount in cash equal to CCC’s and CIC’s net written premiums written on all such business, minus a quarterly ceding commission to be retained by CCC and CIC equal to $50,000 plus 25% of net written premiums written on all such business. For 2010, this resulted in an override commission on their actual direct acquisition costs of 4.7% to CCC and CIC. Under the terms of the Quota Share Treaty, CCC has guaranteed the loss and loss adjustment expense reserves transferred to Western Surety as of the Entry Date by agreeing to pay Western Surety, within 30 days following the end of each calendar quarter, the amount of any adverse development on such reserves, as re-estimated as of the end of such calendar quarter. There was no adverse reserve development for the period from the Entry Date through March 31, 2011.

Through the Stop Loss Contract, CNA Surety’s insurance subsidiaries were protected from adverse loss development on certain business underwritten after the Entry Date. The Stop Loss Contract between CNA Surety’s insurance subsidiaries and CCC limited the insurance subsidiaries’ prospective net loss ratios with respect to certain accounts and lines of insured business for three full accident years following the Entry Date. In the event the insurance subsidiaries’ accident year net loss ratio exceeds 24% in any of the accident years 1997 through 2000 on certain insured accounts (the “Loss Ratio Cap”), the Stop Loss Contract requires CCC at the end of each calendar quarter following the Entry Date, to pay to the insurance subsidiaries a dollar amount equal to (i) the amount, if any, by which CNA Surety’s actual accident year net loss ratio exceeds the applicable Loss Ratio Cap, multiplied by (ii) the applicable net earned premiums. In consideration for the coverage provided by the Stop Loss Contract, CNA Surety’s insurance subsidiaries paid CCC an annual premium of $20,000. The CNA Surety insurance subsidiaries have paid CCC all required annual premiums. Through March 31, 2011 and December 31, 2010, losses incurred under the Stop Loss Contract were $47.2 million. At March 31, 2011, the amount received under the Stop Loss Contract included $2.8 million held by CNA Surety for losses covered under this contract that were incurred but not paid.

The Services and Indemnity Agreement provides CNA Surety’s insurance subsidiaries with the authority to perform various administrative, management, underwriting and claim functions in order to conduct the surety business of CCC and CIC and to be reimbursed by CCC for services rendered. In consideration for providing the foregoing services, CCC has agreed to pay Western Surety a quarterly fee of $50,000. This agreement was renewed on January 1, 2011 and expires on December 31, 2011 and is annually renewable thereafter. As of March 31, 2011, there were no amounts due to CNA Surety’s insurance subsidiaries under this agreement.

On January 1, 2010, CNA Surety and CCC entered into separate agreements that provide for the transfer of the Canadian surety business of CCC to Western Surety. These agreements, which include a quota share treaty (the “Canadian Quota Share Treaty”) and a services and indemnity agreement (the “Canadian Services and Indemnity Agreement”), are substantially similar to the Quota Share Treaty and the Services and Indemnity Agreement discussed above. The Canadian Services and Indemnity Agreement provides Western Surety with the authority to supervise various administrative, underwriting and claim functions associated with the surety business written by CCC, through its Canadian branch, on behalf of CNA Surety. Through the Canadian Quota Share Treaty, this Canadian surety business is transferred to Western Surety. Pursuant to these agreements, CCC will transfer the subject premium and related liabilities of such business and pay to Western Surety an amount equal to CCC’s net written premiums on all such business, minus a ceding commission of 33.5% of net written premiums. Further, Western Surety will pay an additional ceding commission to CCC in the amount of actual direct expense in producing such premium. This agreement was renewed on January 1, 2011 and expires on December 31, 2011 and is annually renewable thereafter.

As of March 31, 2011 and December 31, 2010, CNA Surety had an insurance receivable balance from CCC and CIC of $8.9 million and $10.8 million, respectively, comprised of premiums receivable. At March 31, 2011 and December 31, 2010, CNA Surety had no reinsurance receivable from affiliates. CNA Surety had no reinsurance payables to CCC or CIC as of March 31, 2011 or December 31, 2010.

Under the terms of an excess of loss agreement with First Insurance Company of Hawaii, Ltd. and its subsidiaries which include First Indemnity Insurance of Hawaii, Inc., First Fire and Casualty Insurance of Hawaii, Inc., and First Security Insurance of Hawaii, Inc. (collectively, “FICOH”), Western Surety assumed $0.1 million of premiums in 2010. This agreement provides that FICOH retains losses of $2 million per principal and Western Surety assumes 80% of $5 million per principal subject to an aggregate annual limit of $8 million. CNA Financial, through its insurance subsidiaries, owns approximately 50% of the outstanding common stock of First Insurance Company of Hawaii, Ltd. This agreement was renewed with the same terms on January 1, 2011 and expires on December 31, 2011.

Administration Services Agreement

CNA Surety and CCC are parties to an Administrative Services Agreement (“ASA”), which has been in effect since July 1, 2004, that allows CNA Surety to purchase and/or have access to certain services provided by CCC and its affiliates, including the leasing of executive and branch offices. Pursuant to the ASA, CNA Surety paid CCC $4.6 million during 2010 for leased office space and services. CNA Surety was also charged $0.2 million in 2010 for the direct costs incurred by CCC on CNA Surety’s behalf. As provided by the ASA, CCC paid CNA Surety $1.3 million for the year ended December 31, 2010 for insurance agent licensing services provided by CNA Surety. This agreement remains in effect until CNA Financial or its affiliates or shareholders cease being a majority stockholder of CNA Surety unless otherwise terminated by either party. Under the terms of the Merger Agreement, CNA Financial has agreed to cause CCC not to terminate, or amend in a manner that is adverse to CNA Surety, the ASA prior to the earlier of the Effective Time of the Merger or the termination of the Merger Agreement.

Other Relationships

Western Surety from time to time provides license and permit bonds and appeal bonds for CCC and its affiliates as well as for clients of CCC and its affiliates. As of December 31, 2010, the aggregate outstanding liability of these bonds was $27.8 million. The premium for all such bonds written was $0.3 million in 2010.

Western Surety also has liability, either directly or through assumed reinsurance, under bonds written for Loews and certain of its subsidiaries which include Diamond Offshore Drilling, Inc. (“Diamond Offshore”) and Mexdrill Offshore, S. DE R.L. DE C. V , which is a subsidiary of Diamond Offshore. As of December 31, 2010, Loews owned 50.4% of Diamond Offshore. As of December 31, 2010, the aggregate liability under all such bonds was approximately $79.9 million and the premium was less than $0.1 million in 2010.

13.	Interest of Directors and Executive Officers in the Offer and the Merger

In considering the fairness of the consideration to be received in the Offer and the Merger, CNA Surety’s stockholders should be aware that certain directors and executive officers of CNA Surety have interests in the Offer and the Merger which may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the captions “Item 3. “Arrangement between the Company and its Executive Officers, Directors and Affiliates” and “Item 8. Additional Information”, which description and information is incorporated herein by reference.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not withdrawn in accordance with “The Offer — Section 4. Withdrawal Rights.” CCC will provide Purchaser with sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer. The term “Expiration Date” means 12:00 Midnight, New York City time, on June 8, 2011, unless and until Purchaser has extended the period of time during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires.

Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right at any time or from time to time to, and if at the Expiration Date any condition to the Offer is not satisfied or waived, upon the request of CNA Surety, Purchaser shall, extend the Offer by giving oral or written notice of the extension to the Depositary and issuing a press release announcing the extension in accordance with applicable SEC rules. During any such extension of the Offer, all Shares previously tendered will remain subject to the terms of the Offer, including the right of a tendering stockholder to withdraw the stockholder’s previously tendered Shares. See “The Offer — Section 4. Withdrawal Rights”. Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Merger Agreement, Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then paid for, if any of the conditions to the Offer are not then satisfied and (ii) to waive any condition (other than the “majority-of-the-minority” condition) and to add, supplement or change any other term and condition of the Offer, by giving oral or written notice of such delay, termination, amendment, waiver or change to the Depositary and by making a public announcement thereof. Notwithstanding anything in this paragraph to the contrary, the “majority-of-the-minority” condition may not be waived. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (but not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary. If Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offer and, on the terms and subject to the conditions of the Offer, it will promptly pay for all Shares so accepted for payment and will immediately accept for payment and promptly pay for all Shares as they are tendered in any Subsequent Offering Period. Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6 and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

If Purchaser is delayed in its payment for the Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule l4e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer, unless such bidder elects to establish a subsequent offering period (a “Subsequent Offering Period”) and pays for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act.

Subject to the terms of the Merger Agreement, Purchaser may, at any time and from time to time before the Expiration Date, increase the Offer Price or make other changes to the terms and conditions of the Offer, or waive conditions to the Offer (other than the majority-of-minority condition), except that without the prior written consent of CNA Surety (which must be approved by the Special Committee), Purchaser may not:

•	Decrease the Offer Price;

•	Change the form or consideration payable in the Offer;

•	Decrease the number of Shares to be purchased in the Offer;

•	Impose conditions of the Offer other than the conditions described in “The Offer — Section 11. Conditions of the Offer”; or

•	Extend the Offer other than as set forth in the Merger Agreement.

If, pursuant to the Merger Agreement, Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer, such increase or decrease will be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended until the expiration of such ten business day period (or such longer period as the parties may agree). If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer (other than the “majority-of-the-minority” condition which is non-waivable), Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6 and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the relevant facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of ten business days may be required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

After the expiration of the Offer, if all the conditions to the Offer have been satisfied or waived (to the extent waivable), pursuant to Rule 14d-11 under the Exchange Act, and subject to certain other conditions, Purchaser may elect, in its sole discretion, to provide a Subsequent Offering Period pursuant to which Purchaser may add a period of at least three business days to permit additional tenders of Shares not tendered in the Offer prior to the Expiration Date. If Purchaser decides to provide for a Subsequent Offering Period, Purchaser will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, to extend the Subsequent Offering Period by any period or periods by giving oral or written notice of such extension to the Depositary. During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. See “The Offer — Section 4. Withdrawal Rights.”

CNA Financial has requested and received from CNA Surety a copy of CNA Surety’s stockholder list and security position listings for the purpose of disseminating the Offer to stockholders and has commenced mailing of this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or waiver of all the conditions to the Offer discussed in “The Offer — Section 11. Conditions to the Offer” (if waivable), Purchaser will accept for payment and will pay for all Shares validly tendered on or prior to the Expiration Date and not withdrawn pursuant to the Offer promptly after the Expiration Date, provided that the Offer has not been terminated by such date. If there is a Subsequent Offering Period following the Offer, Purchaser will immediately accept and promptly pay for all Shares as they are tendered in the Subsequent Offering Period. Subject to compliance with Rule l4e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

Outstanding Shares that were issued pursuant to compensation plans of CNA Surety and are subject to restrictions on the holder’s ability to sell or otherwise transfer those Shares may not be tendered in the Offer and will instead (subject to the holder’s right to exercise appraisal rights under Delaware law) be converted in the Merger into the right to receive the same price per Share Purchaser paid in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when Purchaser gives written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights discussed in “The Offer — Section 1. Terms of the Offer,” the Depositary may nevertheless retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights” and as otherwise required by Rule 14e-1(e) under the Exchange Act. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure discussed in “The Offer — Section 3. Procedures for Accepting the Offer

and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

Purchaser reserves the right to transfer or assign, in whole or in part from time to time, to CNA Financial or any direct or indirect wholly-owned subsidiary of CNA Financial, the right to purchase all or any portion of the Shares tendered pursuant to the Offer. Any such transfer or assignment will not relieve Purchaser of its obligations under the Offer in the event of a breach by the transferee or assignee and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders.  In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, on or prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation. The Agent’s Message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal , properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below.

Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if the (i) Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) Shares are tendered for the account of a firm that is participating in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program or is otherwise an “eligible guarantor institution,” as such term is defined in Rule I7Ad-15 under the Exchange Act (each, an “Eligible Institution,” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of, a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificate(s) evidencing such stockholder’s Shares are not immediately available, or if such stockholder cannot deliver the Share Certificate(s) and all other required documents to the Depositary prior to the Expiration Date, or if such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificate(s) (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution substantially in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal is received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of CNA Financial, Purchaser, CNA Surety, the Dealer Manager, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Other Requirements.  By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (including, with respect to any and all other Shares or other securities issued or issuable in respect of such Shares, on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of CNA Surety’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Backup Withholding.  Under the backup withholding provisions of United States federal income tax law, the Depositary may be required to withhold 28% of the amount of the gross proceeds of the Offer. In order to prevent backup United States federal income tax withholding with respect to payments to U.S. Holders (as defined under “The Offer — Section 5. Certain United States Federal Income Tax Consequences”) of the Offer Price for Shares purchased pursuant to the Offer, each U.S. Holder must provide the Depositary with such U.S. Holder’s correct taxpayer identification number (“TIN”) and certify that such U.S. Holder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal, or otherwise establish that such U.S. Holder is not subject to backup withholding. Certain U.S. Holders (including, among others, all corporations) are not subject to backup withholding. If a U.S. Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the U.S. Holder and the payment of cash to the U.S. Holder pursuant to the Offer may be subject to backup withholding. Non-U.S. Holders (as defined under “Section 5. Certain United States Federal Income Tax Consequences”) should complete and sign an applicable Form W-8 (a copy of which may be obtained from the Depositary), or otherwise establish that such Non-U.S. Holder is not subject to backup withholding, in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights

Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 9, 2011.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of CNA Financial, Purchaser, CNA Surety, the Dealer Manager, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded.  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during any Subsequent Offering Period by following one of the procedures described in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See “The Offer — Section 1. Terms of the Offer.”

Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (including such rights as are discussed in “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 11. Conditions to the Offer”) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described above.

5.	Certain United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the Offer, a Subsequent Offering Period and the Merger relevant to U.S. Holders and Non-U.S. Holders (each as defined below). The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing United States Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to U.S. Holders and Non-U.S. Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of holders (including, without limitation, financial institutions, insurance companies, partnerships and other pass-through entities, United States expatriates, holders subject to the alternative minimum tax under the Code, a person who owns (actually or constructively) 5% or more of our Shares, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the effect of any United States federal estate or gift tax laws, as well as any state, local, non-United States or other tax laws.

For the purposes of this discussion, a U.S. Holder is a beneficial owner of Shares that tenders Shares in the Offer (or a Subsequent Offering Period) and has such Shares accepted for payment pursuant to the Offer (or such Subsequent Offering Period), or exchanges Shares for cash pursuant to the Merger, and is: (i) an individual who is a United States citizen or resident for United States federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate that is subject to United States federal income tax regardless of its source, or (iv) a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes. A

Non-U.S. Holder is a beneficial owner of Shares that tenders Shares in the Offer (or a Subsequent Offering Period) and has such Shares accepted for payment pursuant to the Offer (or such Subsequent Offering Period), or exchanges Shares for cash pursuant to the Merger, and that is not a U.S. Holder or a partnership or other pass-through entity.

EACH U.S. HOLDER AND NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE OFFER, A SUBSEQUENT OFFERING PERIOD AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

U.S. Holders

Sale of Shares.  The receipt of cash for Shares pursuant to the Offer, a Subsequent Offering Period or the Merger by a U.S. Holder will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a U.S. Holder that sells Shares pursuant to the Offer or a Subsequent Offering Period or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or a Subsequent Offering Period or exchanged in the Merger. Gain or loss must be determined separately for each block of Shares sold pursuant to the Offer or exchanged pursuant to the Merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the Holder has held such Shares for more than one year at the time of the completion of the Offer, a Subsequent Offering Period or consummation of the Merger (as applicable). In general, long-term capital gain of a non-corporate U.S. Holder (including an individual U.S. Holder) will be subject to a maximum United States federal income tax rate of 15%. There are limitations on the deductibility of capital losses.

Backup Withholding.  Payments to a U.S. Holder in connection with the Offer, a Subsequent Offering Period or Merger may be subject to backup withholding at a rate of 28% unless such U.S. Holder (i) provides a correct TIN (which, for an individual U.S. Holder, is the U.S. Holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide a correct TIN may be subject to penalties imposed by the IRS. U.S. Holders may prevent backup withholding by completing and signing the IRS Form W-9 included as part of the Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the U.S. Holder’s United States federal income tax liability, provided that the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each U.S. Holder should consult its tax advisor as to such U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

Sale of Shares.  Any gain realized upon the receipt of cash for Shares pursuant to the Offer, a Subsequent Offering Period or the Merger by a Non-U.S. Holder will not be subject to United States federal income tax unless: (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or (ii) the Non-U.S. Holder is a nonresident alien individual that will be present in the United States for 183 days or more during the taxable year of Offer, a Subsequent Offering Period or the Merger (as applicable), and certain other requirements are met.

Unless an applicable income tax treaty provides otherwise, gain described in (i) in the preceding paragraph will be subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder recognizing such gain were a U.S. Holder (but such Non-U.S. Holder should provide an

IRS Form W-8ECI instead of an IRS Form W-9). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. Holders are urged to consult any applicable income tax treaties that may provide for different rules. Gain recognized by an individual Non-U.S. Holder described in (ii) in the preceding paragraph will be subject to United States federal income tax at a flat 30% rate (unless an applicable income tax treaty provides otherwise), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States for United States federal income tax purposes).

Backup Withholding.  Payments to a Non-U.S. Holder in connection with the Offer, a Subsequent Offering Period or Merger may be subject to backup withholding at a rate of 28% unless such a Non-U.S. Holder furnishes the required certification as to its non-United States status by providing the applicable IRS Form W-8 (a copy of which can be obtained from the Depositary) or by otherwise establishing that such Non-U.S. Holder is not subject to backup withholding. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the Non-U.S. Holder’s United States federal income tax liability, if any, provided that the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each Non-U.S. Holder should consult its tax advisor as to such Non-U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.	Price Range of the Shares; Dividends

The Shares are listed on the NYSE under the symbol “SUR.” The following table sets forth, for each of the fiscal quarters indicated, the high and low sales prices per Share on the NYSE.

	Common Stock
	High	Low

Year ended December 31, 2009
First Quarter	19.80	11.58
Second Quarter	19.81	13.03
Third Quarter	17.91	12.80
Fourth Quarter	17.10	13.24
Year ended December 31, 2010
First Quarter	18.12	13.80
Second Quarter	18.09	15.45
Third Quarter	18.00	15.48
Fourth Quarter	24.00	17.24
Year ended December 31, 2011
First Quarter	25.52	23.68
Second Quarter (through May 10, 2011)	26.51	25.20

On October 29, 2010, the last trading day before CNA Financial announced that it was proposing to acquire all of CNA Surety’s common stock that were not already owned by subsidiaries of CNA Financial, the per share closing price of CNA Surety common stock reported on the NYSE was $19.25. On May 10, 2011, the last full trading day prior to the date of the commencement of the Offer, the closing sales price of CNA Surety common stock on the NYSE was $26.48 per Share. Stockholders are urged to obtain a current market price for CNA Surety common stock.

Effective November 21, 2002, CNA Surety suspended its cash dividend and has not subsequently paid any cash dividends to its stockholders.

7.	Certain Information Concerning CNA Surety

General

CNA Surety’s principal offices are located at 333 South Wabash Avenue, Chicago, Illinois 60604, and its telephone number at such address is (312) 822-5000. CNA Surety Corporation is the largest publicly traded surety company in the country. Through its principal subsidiary, Western Surety Company, CNA Surety provides surety and fidelity bonds in all 50 states through a combined network of approximately 37,000 independent agencies. CNA Surety is a Delaware Corporation.

Selected Financial Information

The following table sets forth summary historical financial data for CNA Surety as of and for the three months ended March 31, 2011 and 2010 and for each of the fiscal years ended December 31, 2010 and 2009.

The following financial information for CNA Surety as of and for the years ended December 31, 2010 and 2009 and as of and for the three-month periods ended March 31, 2011 and 2010 has been derived from, and should be read in conjunction with, the audited financial statements and other financial information contained in CNA Surety’s Annual Report on Form 10-K for the years ended December 31, 2010 and 2009 and the unaudited interim financial statements and other financial information contained in CNA Surety’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2011 and 2010, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by CNA Surety with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included in CNA Surety’s Annual Report on Form 10-K for the years ended December 31, 2010 and 2009 and CNA Surety’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2011 and 2010, are incorporated by reference into this Offer to Purchase. The reports have been filed with the SEC and may be inspected at, and copies thereof may be obtained from, the same places and in the same manner set forth under “Available Information” below.

	Year Ended		Three Months Ended
	December 31,		March 31,
	2010	2009	2011	2010
	(In thousands, except share and per share data)

GAAP Consolidated Statements of Income:
Gross written premiums	$440,154	$438,305	$110,091	$112,527
Net written premiums	$416,274	$411,034	$104,630	$106,660
Net earned premium	$418,017	$421,872	$96,658	$98,252
Net investment income	53,591	50,371	14,435	13,377
Net realized investment gains (losses)	1,085	1,199	313	323
Total revenues	$472,693	$473,442	$111,406	$111,952
Net losses and loss adjustment expenses(a)	45,235	69,416	28,031	28,581
Net commissions, brokerage and other underwriting expenses	227,732	233,427	52,266	52,788
Interest expense	1,164	1,391	284	281
Other expense(b)	1,474	—	2,027	—

Income before income taxes	197,088	169,208	28,798	30,302
Income tax expense	62,668	51,347	8,041	9,497

Net income	$134,420	$117,861	$20,757	$20,805

	Year Ended		Three Months Ended
	December 31,		March 31,
	2010	2009	2011	2010
	(In thousands, except share and per share data)

Basic earnings per common share(c)	$3.03	$2.66	$0.46	$0.47
Basic weighted average common shares outstanding	44,376	44,247	44,810	44,280
Diluted earnings per common share(d)	$3.02	$2.65	$0.46	$0.47
Diluted weighted average common shares outstanding	44,559	44,397	45,157	44,421
GAAP Underwriting Ratios:
Loss ratio(a)	10.8%	16.5%	29.0%	29.1%
Expense ratio(b)	54.5	55.3	54.1	53.7
Combined ratio(a)(b)	65.3%	71.8%	83.1%	82.8%
GAAP Consolidated Balance Sheet Data:
Invested assets and cash	$1,466,693	$1,322,654	$1,481,811	$1,352,137
Goodwill and other intangible assets, net of accumulated amortization	138,785	138,785	138,785	138,785
Total assets	1,837,734	1,709,035	1,857,635	1,749,124
Insurance reserves	635,075	653,899	655,049	682,629
Long-term debt	30,930	30,930	30,930	30,930
Total liabilities	769,001	785,951	769,560	802,765
Stockholders’ equity	1,068,733	923,084	1,088,075	946,359
Book value per common share(e)	$23.88	$20.85	$24.20	$21.36
Common shares outstanding	44,748	44,268	44,970	44,298

(a)	Includes the effect of re-estimates of prior year reserves, known as reserve development. The dollar amount of these reserve reductions were $76.3 million and $54.3 million for the years ended December 31, 2010 and 2009, respectively. The percentage point effect of these reserve reductions on the loss and combined ratios for these years were 18.3 and 12.8 percentage points, respectively. There were no revisions of prior year reserves for the three months ended March 31, 2011 or 2010, respectively.

(b)	Includes expenses of $1.5 million and $2.0 million for the year ended December 31, 2010 for the three months ended March 31, 2011 incurred related to the evaluation of the CNA Financial proposal. These expenses are shown as “Other expense” in the Statements of Income and are not included in the expense or combined ratios.

(c)	Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. For the purpose of calculating basic earnings per share, restricted stock shares granted under CNA Surety’s stock-based compensation plan that have not yet vested are excluded from common shares outstanding. Restricted stock shares were first granted under CNA Surety’s stock-based compensation plan on February 4, 2011. These restricted stock shares vest ratably over the four-year period following the date of grant. None were vested at March 31, 2011.

(d)	Diluted earnings per common share is computed based on the weighted average number of shares outstanding plus the dilutive effect of common stock equivalents, which includes restricted stock shares, computed using the treasury stock method.

(e)	Book value per common share, a non-GAAP financial measure often used by investors, is calculated using total stockholders’ equity, a GAAP financial measure, divided by CNA Surety’s common shares outstanding. CNA Surety has no other classes of shares issued and outstanding.

Except as otherwise set forth herein, the information concerning CNA Surety contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. CNA Financial, Purchaser, the Information Agent and the Dealer Manager cannot and do not take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by CNA Surety to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to CNA Financial, Purchaser, the Information Agent or the Dealer Manager. Purchaser, CNA Financial, the Dealer Manager, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

Available Information

CNA Surety’s common stock is registered under the Exchange Act. Accordingly, CNA Surety is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning CNA Surety’s directors and officers, their remuneration, stock options granted to them, the principal holders of CNA Surety’s securities and any material interest of such persons in transactions with CNA Surety is required to be disclosed in proxy statements distributed to CNA Surety’s stockholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. CNA Surety’s filings are also available to the public on the SEC’s website (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

8.	Certain Information Concerning the CNA Financial Group

CNA Financial.  CNA Financial is a holding company that derives substantially all of its operating income and cash flows from its subsidiaries. Serving businesses and professionals since 1897, CNA Financial, through its insurance subsidiaries, is the country’s seventh largest commercial insurance writer and the 13th largest property and casualty company. CNA Financial’s insurance products include standard commercial lines, specialty lines, surety, marine and other property and casualty coverages. CNA Financial’s services include risk management, information services, underwriting, risk control and claims administration. CNA Financial is a Delaware corporation. The principal offices of CNA Financial are located at 333 South Wabash Avenue, Chicago, Illinois 60604, and its telephone number at such address is (312) 822-5000.

The Continental Corporation.  TCC is a wholly-owned subsidiary of CNA Financial. TCC is a holding company which derives substantially all of its operating income and cash flow from its subsidiaries, whose lines of business include commercial property and casualty insurance and related services. TCC is a New York corporation. The principal offices of TCC are located at 333 South Wabash Avenue, Chicago, Illinois 60604, and its telephone number at such address is (312) 822-5000.

Continental Casualty Company.  CCC is a property and casualty insurance company and wholly-owned subsidiary of TCC. CCC is an Illinois insurance company. The principal offices of CCC are located at 333 South Wabash Avenue, Chicago, Illinois 60604, and its telephone number at such address is (312) 822-5000.

Surety Acquisition Corporation.  Purchaser is a newly formed wholly-owned subsidiary of CCC. Purchaser is a Delaware corporation that was formed to acquire the Shares in the Offer and to engage in the other transactions contemplated by the Merger Agreement. The principal offices of Purchaser are located at 333 South Wabash Avenue, Chicago, Illinois 60604, and its telephone number at such address is (312) 822-5000.

Loews Corporation.  Loews is a holding company which derives substantially all of its operating income and cash flow from its subsidiaries. In addition to CNA Financial (a 90% owned subsidiary), Loews’s subsidiaries are engaged in the following lines of business: the operation of offshore oil and gas drilling rigs

(Diamond Offshore Drilling, Inc., a 50.4% owned subsidiary), exploration, production and marketing of natural gas and natural gas liquids (HighMount Exploration & Production LLC, a wholly-owned subsidiary), the operation of interstate natural gas transmission pipeline systems (Boardwalk Pipeline Partners, LP, a 66% owned subsidiary) and the operation of hotels (Loews Hotels Holding Corporation, a wholly-owned subsidiary). Loews is a Delaware corporation. The principal offices of Loews are located at 667 Madison Avenue, New York, New York 10065-8087, and its telephone number at such address is (212) 521-2000.

The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted) and material positions held during the past five years of each of the directors and executive officers of each member of the CNA Financial Group is set forth in Schedule A to this Offer to Purchase.

Purchaser and the other members of the CNA Financial Group have made no arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense. For a discussion of appraisal rights, see “Special Factors — Section 10. Appraisal Rights; Rule 13e-3.”

9.	Source and Amount of Funds

The total amount of funds necessary to purchase all of the outstanding shares of CNA Surety common stock that are not currently owned by CNA Financial or its subsidiaries and to make all other payments required to be made under the merger agreement, including in respect of equity and incentive awards for directors and employees of CNA Surety and related transaction fees and expenses, is estimated to be approximately $480 million. See “The Offer — Section 14. Fees and Expenses.” CCC, an indirect wholly-owned subsidiary of CNA Financial and the direct parent of Purchaser, has sufficient cash and cash equivalents on hand, which it will provide to Purchaser, to purchase all shares of CNA Surety common stock validly tendered in the offer. The offer is not subject to any financing condition.

10.	Dividends and Distributions

If, at any time on or after the date hereof, CNA Surety declares or pays any dividend or other distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split) with respect to the Shares that is payable or distributable to stockholders of record on a date occurring prior to the transfer to the name of Purchaser or its nominees or transferees on CNA Surety’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser’s rights described in “The Offer — Section 11. Conditions to the Offer,” (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced in the amount of any such cash dividend or distribution and (ii) the whole of any non-cash dividend or distribution (including, without limitation, additional Shares) will be required to be remitted promptly and transferred by each tendering stockholder to the Depositary for the account of Purchaser accompanied by appropriate documentation of transfer. Pending such remittance or appropriate assurance thereof, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution, as determined by Purchaser in its sole discretion.

If, on or after the date hereof, CNA Surety should split the Shares or combine or otherwise change the Shares or its capitalization, then, without prejudice to Purchaser’s rights described under the heading “The Offer — Section 11. Conditions to the Offer,” appropriate adjustments to reflect such split, combination or change may be made by Purchaser in the purchase price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

11.	Conditions to the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend, modify and amend the Offer pursuant to the Merger Agreement, Purchaser will, subject to the terms of the Merger Agreement, not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for, and may delay the acceptance for payment of, any Shares tendered pursuant to the Offer, if:

•	the “majority-of-the-minority” condition shall not have been satisfied;

•	the Special Committee and/or the board of directors of CNA Surety (acting based on a recommendation of the Special Committee) shall have made a Change in Recommendation such that the Special Committee Recommendation or the CNA Surety Board Recommendation is not in effect as of the Expiration Date of the Offer;

•	there shall be in effect any order, writ, injunction, judgment, decree, law, statute, rule, regulation, ordinance or code issued, enacted or promulgated by any court of competent jurisdiction or any other governmental or regulatory authority that restrains, enjoins or otherwise prohibits the consummation of the Offer or the Merger;

•	(i) certain of the representations and warranties of CNA Surety set forth in the Merger Agreement relating to its capitalization and authority shall not be true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date as though made on or as of such date, (ii) the representations and warranties of CNA Surety set forth in the Merger Agreement relating to an absence of a Material Adverse Effect shall not be true and correct as of the date of the Merger Agreement and as of the Expiration Date or (iii) the other representations and warranties of CNA Surety set forth in the Merger Agreement disregarding any exceptions therein relating to materiality or Material Adverse Effect, shall not be true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made as of such date, except in the case of this clause (iii) for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect;

•	CNA Surety shall not have performed or complied with, in all material respects, any of its covenants or agreements contained in the Merger Agreement at or prior to the Expiration Date, to the extent required to be performed at or prior to the Expiration Date, which failure to perform or comply shall not have been cured at or prior to the Expiration Date;

•	Form D approval from the insurance regulatory authority in Illinois with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement shall not have been received; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the benefit of CNA Financial and Purchaser and, except for the “majority-of-the-minority” condition which is non-waivable, may be waived by CNA Financial and Purchaser in whole or in part at any time and from time to time in the sole discretion of CNA Financial or Purchaser, in each case, subject to the applicable rules and regulations of the SEC. The determination as to whether any condition has been satisfied will be made in the exclusive judgment of CNA Financial and Purchaser and will be final and binding. For purposes of determining whether the “majority-of-the-minority” condition has been satisfied, CNA Financial and Purchaser have the right to include or exclude for purposes of its determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures (provided that if CNA Surety notifies CNA Financial that it reasonably believes Shares that are subject to guaranteed delivery procedures may not be delivered to Merger Sub in accordance with such guaranteed delivery procedures, then CNA Financial and Purchaser will not include any such Shares in its determination of whether the “majority-of-the-minority” condition has been satisfied without the prior consent of CNA Surety (acting pursuant to the direction of the Special Committee)). The failure by CNA Financial or Purchaser at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time or from time to time.

12.	Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations

Market for the Shares.  The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or less than or the same as the Offer Price. Because Purchaser intends to complete the Merger promptly after it consummates the Offer, any such effect on the market for Shares will be temporary.

Stock Listing.  The Shares are listed on the NYSE. After completion of the Offer and depending upon the aggregate market value and the per Share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE’s published guidelines, the NYSE may delist the Shares if, among other things: (i) the number of total stockholders falls below 400; (ii) the number of total stockholders falls below 1,200 and the average monthly trading volume is less than 100,000 shares (for the most recent 12 months); or (iii) the number of publicly held Shares (exclusive of holdings of directors and officers of CNA Surety and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or through the Nasdaq Stock Market, Inc. or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

If the Offer is consummated, CNA Financial and Purchaser will cause the Merger to be completed as soon as reasonably practicable. After the Merger is completed, there will be no public market for the Shares and no holders of the Shares other than a subsidiary of CNA Financial, and the Shares will be delisted from the NYSE.

Exchange Act Registration.  CNA Surety’s common stock is currently registered under the Exchange Act. Registration of the common stock under the Exchange Act may be terminated upon application of CNA Surety to the SEC, if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the common stock under the Exchange Act would substantially reduce the information required to be furnished by CNA Surety to its stockholders and to the SEC in respect of CNA Surety’s common stock and would make certain provisions of the Exchange Act no longer applicable to CNA Surety, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders. Furthermore, the ability of “affiliates” of CNA Surety and persons holding “restricted securities” of CNA Surety to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act may be impaired or eliminated. Purchaser currently intends to seek the delisting of CNA Surety’s common stock from the NYSE and to cause CNA Surety to terminate the registration of the common stock under the Exchange Act as soon as practicable after consummation of the Merger if the requirements for such delisting and termination of registration are met.

Margin Regulations.  The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of CNA Surety’s common stock under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

13.	Certain Legal Matters; Regulatory Approvals

General.  Neither CNA Financial nor Purchaser is aware of (i) any license or regulatory permit that appears to be material to the business of CNA Surety that might be adversely affected by the acquisition of Shares by CNA Financial or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as discussed herein, any approval or other action by any Governmental Entity that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and CNA Financial presently contemplate that such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained, or would be obtained without substantial conditions, or that failure to obtain any such approval or other action might not result in consequences materially adverse to CNA Surety’s business in the event that such approvals were not obtained or such other actions were not taken. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See “The Offer — Section 11. Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to governmental actions.

State Anti-takeover Statutes.  A number of states have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, stockholders and/or a principal place of business in such states. CNA Surety is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (generally defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. CNA Surety has not opted out of Section 203 of the DGCL. Because CNA Financial became an interested stockholder more than three years ago, CNA Financial and Purchaser do not believe that Section 203 of the DGCL would prevent Purchaser from consummating the Offer or the Merger.

CNA Surety conducts business in a number of states throughout the United States, some of which have enacted takeover laws. CNA Financial and Purchaser do not believe that the anti-takeover laws and regulations of any state will by their terms apply to the Offer or the Merger, and neither CNA Financial nor Purchaser has attempted to comply with any state anti-takeover statute or regulation. CNA Financial and Purchaser reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, CNA Financial or Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in completing the Offer. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or completing the Offer and consummating the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer. See “The Offer — Section 11. Conditions to the Offer.”

Antitrust.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the FTC and certain waiting period requirements have been satisfied. As explained more fully below, however, the Offer is not a reportable transaction under the HSR Act.

CNA Financial currently beneficially owns more than 50% of the outstanding voting securities of CNA Surety. Under the HSR Act, this level of ownership means that CNA Financial is in “control” of CNA Surety for the purposes of such regulations. Based on the foregoing, CNA Financial and Purchaser believe no HSR Act filing is required in connection with the Offer and the Merger.

Federal Reserve Board Regulations.  Regulations T, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. CNA Financial is funding the acquisition of the Shares from its internally available funds. The Margin Regulations are thus inapplicable to the Offer.

State Insurance Regulatory Approvals.  Subsidiaries of CNA Financial and CNA Surety are regulated by state insurance regulators. Completion of the Offer and Merger may be subject to certain requirements for prior notice to and/or approval by state insurance regulators applicable to transactions between a domestic insurance company and its affiliates (referred to as a “Form D Notice”). Under the various state insurance laws a domestic insurer may not enter into certain specified transactions in excess of specified size thresholds with an affiliate unless the insurer has provided state insurance regulators thirty days’ prior notice and the transaction has not been disapproved during that time. On May 4, 2011, CCC submitted a Form D Notice to the insurance regulator in Illinois notifying such regulator of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The approval of the insurance regulator in Illinois is a condition to the obligation of Purchaser to consummate the Offer. If the insurance regulator in Illinois does not disapprove of the Offer on or before June 3, 2011, no further action of the insurance regulator will be required in order for CNA Financial and Purchaser to complete the Offer. If the approval (or non-disapproval) of the insurance regulator in Illinois is not obtained, Purchaser would not be obligated to accept for payment any Shares tendered in the Offer.

14.	Fees and Expenses

CNA Financial has engaged J.P. Morgan as its financial advisor in connection with the Offer and the Merger and as the Dealer Manager for the Offer. CNA Financial has agreed to pay J.P. Morgan an aggregate fee of $2 million for its financial advisory services, all of which is payable upon the consummation of the Offer. CNA Financial has also agreed to pay J.P. Morgan an additional $250,000 for serving as the Dealer Manager for the Offer. CNA Financial has agreed to reimburse J.P. Morgan for its reasonable travel and other expenses incurred in connection with its engagement and to indemnify J.P. Morgan and its affiliates against liabilities and expenses relating to or arising out of its engagement, including certain liabilities and expenses under the federal securities laws. In the ordinary course of business, J.P. Morgan and its respective affiliates may actively trade or hold securities or loans of Loews, CNA Financial and CNA Surety for their own accounts or for the accounts of customers and, accordingly, J.P. Morgan and/or its respective affiliates may at any time hold long or short positions in these securities or loans.

CNA Financial has also retained Innisfree M&A Incorporated to serve as the Information Agent and Wells Fargo Bank, N.A. to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with their services, including certain liabilities and expenses under the federal securities laws.

Except as discussed above, neither CNA Financial nor Purchaser will pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The following is an estimate of fees and expenses to be incurred by CNA Financial and Purchaser in connection with the Offer:

Financial Advisor/Dealer Manager Fees	$2,250,000
Filing Fees	$54,000
Paying Agent and Depositary Fees	$50,000
Information Agent (including mailing)	$25,000
Legal, Printing and Mailing and other Miscellaneous Fees and Expenses	$1,500,000
Total	$3,879,000

In addition, CNA Surety will incur its own fees and expenses in connection with the Offer.

15.	Miscellaneous

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to the holders of Shares other than CNA Financial and its subsidiaries, including Purchaser. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF CNA FINANCIAL OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NO BROKER, DEALER, BANK, TRUST COMPANY, FIDUCIARY OR OTHER PERSON SHALL BE DEEMED TO BE THE AGENT OF CNA FINANCIAL, PURCHASER, THE DEPOSITARY, THE DEALER MANAGER OR THE INFORMATION AGENT FOR THE PURPOSE OF THE OFFER.

Purchaser and CNA Financial have filed with the SEC a Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 pursuant to Rules 14d-3 and 13e-3 under the Exchange Act, together with all exhibits thereto, furnishing certain additional information with respect to the Offer. Such Schedule TO and Schedule 13E-3 and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner described in “The Offer — Section 7. Certain Information Concerning CNA Surety — Available Information.”

Surety Acquisition Corporation

May 11, 2011

SCHEDULE A

INFORMATION CONCERNING DIRECTORS AND
EXECUTIVE OFFICERS OF THE CNA FINANCIAL GROUP

1. Directors and Executive Officers of CNA Financial.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of CNA Financial. Unless otherwise indicated, each such person is a U.S. citizen, the business address of each such person is c/o CNA Financial Corporation, 333 South Wabash Avenue, Chicago, Illinois 60604 and the telephone number of each such person is (312) 822-5000 and each such person has been engaged in CNA Financial’s or its subsidiaries’ business actively and continuously for the past five years. Neither CNA Financial nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Paul J. Liska (Director)	From March 2008 until January 2009, Executive Vice President and Chief Financial Officer of Motorola, Inc. From 2006 until joining Motorola, industrial partner for various private equity firms including MidOcean Partners, CVC Capital Holdings and Ripplewood Holdings LLC. From 2004 to 2006, Executive Chairman of USF Corporation until its acquisition by Yellow Roadway Corporation and in various capacities with WRC Media, Inc., including Executive Chairman.
Jose O. Montemayor (Director)	Principal of Black Diamond Capital Partners I since 2005.
Don M. Randel (Director)	President of the Andrew W. Mellon Foundation since July 2006. Prior to that, President of the University of Chicago since July 2000.
Joseph Rosenberg (Director)	Chief Investment Strategist of Loews since 1995.
Andrew H. Tisch (Director)	Co-Chairman of the Board of Loews since 2006. Also, Chairman of the Executive Committee and a member of the Office of the President of Loews.
James S. Tisch (Director)	President and Chief Executive Officer and a member of the Office of the President of Loews.
Marvin Zonis (Director)	Professor Emeritus of International Political Economy, Leadership and E-Commerce at the Booth School of Business of the University of Chicago since 1989.
Thomas F. Motamed (Chairman and Chief Executive Officer)	Chief Executive Officer of CNA Financial Corporation since January 1, 2009. From December 2002 to June 2008, Vice Chairman and Chief Operating Officer of The Chubb Corporation and President and Chief Operating Officer of Chubb & Son.
D. Craig Mense (Executive Vice President and Chief Financial Officer)	E Executive Vice President and Chief Financial Officer of CNA Financial Corporation.
George R. Fay (Executive Vice President, Worldwide Property & Casualty Claim of the CNA insurance companies)	Executive Vice President, Worldwide Property & Casualty Claim of the CNA insurance companies since July 2006. From July 1974 to July 2006, held various positions at The Chubb Corporation including Chief Services Officer.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Larry A. Haefner (Executive Vice President and Chief Actuary)	Executive Vice President & Chief Actuary of the CNA insurance companies since April 2008. From October 2004 to April 2008, Vice President & Chief Actuary, Middle Market Business of The Travelers Insurance Companies.
Jonathan D. Kantor (Executive Vice President, General Counsel and Secretary)	Executive Vice President, General Counsel and Secretary of CNA Financial Corporation.
Robert A. Lindemann (President and Chief Operating Officer, CNA Commercial of the CNA insurance companies)	President and Chief Operating Officer, CNA Commercial of the CNA insurance companies since August 2009. From September 2004 to August 2009, Chief Operating Officer, Commercial Markets and President, Middle Markets of Zurich Financial Services North America.
Thomas Pontarelli (Executive Vice President and Chief Administrative Officer of the CNA insurance companies)	Executive Vice President & Chief Administration Officer of the CNA insurance companies.
Timothy J. Szerling (President, Worldwide Field Operations of the CNA insurance companies)	President, Worldwide Field Operations of the CNA insurance companies since September 2009. From June 1974 to August 2009, held various positions at The Chubb Corporation including Senior Vice President and Eastern U.S. Field Operations Officer.
Peter W. Wilson (President and Chief Operating Officer, CNA Specialty of the CNA insurance companies)	P President and Chief Operating Officer, CNA Specialty of the CNA insurance companies since April 2009. From March 2002 to April 2009, Executive Vice President, Global Specialty Lines of the CNA insurance companies.

2. Directors and Executive Officers of Continental Casualty Company.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of CCC. Unless otherwise indicated, each such person is a U.S. citizen, the business address of each such person is c/o Continental Casualty Company, 333 South Wabash Avenue, Chicago, Illinois 60604 and the telephone number of each such person is (312) 822-5000 and each such person has been engaged in CNA Financial’s or its subsidiaries’ business actively and continuously for the past five years. Neither CCC nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Thomas F. Motamed (Chairman of the Board, Chief Executive Officer & President)	Chief Executive Officer of CNA Financial, TCC and the CNA insurance companies since January 1, 2009. From December 2002 to June 2008, Vice Chairman and Chief Operating Officer of The Chubb Corporation and President and Chief Operating Officer of Chubb & Son.
D. Craig Mense (Director, Executive Vice President & Chief Financial Officer)	Executive Vice President & Chief Financial Officer of CNA Financial, TCC and the CNA insurance companies.
George R. Fay (Executive Vice President, Worldwide Property & Casualty, Claims)	Executive Vice President, Worldwide Property & Casualty Claim of the CNA insurance companies since July 2006. From July 1974 to July 2006, held various positions at The Chubb Corporation including Chief Services Officer.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Larry A. Haefner (Director, Executive Vice President and Chief Actuary)	Executive Vice President & Chief Actuary of the CNA insurance companies since April 2008. From October 2004 to April 2008, Vice President & Chief Actuary, Middle Market Business of The Travelers Insurance Companies.
Jonathan D. Kantor (Director, Executive Vice President, General Counsel & Secretary)	Executive Vice President, General Counsel and Secretary of CNA Financial, TCC and the CNA insurance companies.
Robert A. Lindemann (President & Chief Operating Officer, CNA Commercial)	President and Chief Operating Officer, CNA Commercial of the CNA insurance companies since August 2009. From September 2004 to August 2009, Chief Operating Officer, Commercial Markets and President, Middle Markets of Zurich Financial Services North America.
Thomas Pontarelli (Director, Executive Vice President and Chief Administrative Officer)	Executive Vice President and Chief Administrative Officer of TCC and the CNA insurance companies.
Timothy J. Szerling (President, Worldwide Field Operations)	President, Worldwide Field Operations of the CNA insurance companies since September 2009. From June 1974 to August 2009, held various positions at The Chubb Corporation including Senior Vice President and Eastern U.S. Field Operations Officer.
Peter W. Wilson (President & Chief Operating Officer, CNA Specialty)	President and Chief Operating Officer, CNA Specialty of the CNA insurance companies since April 2009. From March 2002 to April 2009, Executive Vice President, Global Specialty Lines of the CNA insurance companies.

3. Directors and Executive Officers of The Continental Corporation.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of TCC. Unless otherwise indicated, each such person is a U.S. citizen, the business address of each such person is c/o The Continental Corporation, 333 South Wabash Avenue, Chicago, Illinois 60604 and the telephone number of each such person is (312) 822-5000 and each such person has been engaged in CNA Financial’s or its subsidiaries’ business actively and continuously for the past five years. Neither TCC nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Thomas F. Motamed (Chairman of the Board, Chief Executive Officer & President)	Chief Executive Officer of CNA Financial, TCC and the CNA insurance companies since January 1, 2009. From December 2002 to June 2008, Vice Chairman and Chief Operating Officer of The Chubb Corporation and President and Chief Operating Officer of Chubb & Son.
D. Craig Mense (Director, Executive Vice President & Chief Financial Officer)	Executive Vice President & Chief Financial Officer of CNA Financial, TCC and the CNA insurance companies.
Lawrence J. Boysen (Senior Vice President & Corporate Controller)	Senior Vice President & Corporate Controller of CNA Financial, TCC and the CNA insurance companies.
Stathy Darcy (Senior Vice President & Deputy General Counsel)	Senior Vice President & Deputy General Counsel of CNA Financial, TCC and the CNA insurance companies since October 2010. From May 2006 to October 2010, Deputy General Counsel-Mutual Funds of Calamos Investments.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Larry A. Haefner (Director)	Executive Vice President & Chief Actuary of the CNA insurance companies since April 2008. From October 2004 to April 2008, Vice President & Chief Actuary, Middle Market Business of The Travelers Insurance Companies.
Jonathan D. Kantor (Director, Executive Vice President, General Counsel & Secretary)	Executive Vice President, General Counsel and Secretary of CNA Financial, TCC and the CNA insurance companies.
Thomas Pontarelli (Director)	Executive Vice President and Chief Administrative Officer of TCC and the CNA insurance companies.

4. Directors and Executive Officers of Purchaser.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. Unless otherwise indicated, each such person is a U.S. citizen, the business address of each such person is c/o CNA Financial Corporation, 333 South Wabash Avenue, Chicago, Illinois 60604 and the telephone number of each such person is (312) 822-5000 and each such person has been engaged in CNA Financial’s or its subsidiaries’ business actively and continuously for the past five years. Neither Purchaser nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, each such person has held his or her present occupation as set forth below for the past five years.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Thomas F. Motamed (Chairman and Chief Executive Officer)	Chairman of the Board and Chief Executive Officer of CNA Financial, TCC and the CNA insurance companies. From December 2002 to June 2008, Vice Chairman and Chief Operating Officer of The Chubb Corporation and President and Chief Operating Officer of Chubb & Son
D. Craig Mense (Director, Executive Vice President and Chief Financial Officer)	Executive Vice President and Chief Financial Officer of CNA Financial.
Larry A. Haefner (Director, Executive Vice President and Chief Actuary)	Executive Vice President & Chief Actuary of CNA Financial, TCC and the CNA insurance companies since April 2008. From October 2004 to April 2008, Vice President & Chief Actuary, Middle Market Business of The Travelers Insurance Companies.
Jonathan D. Kantor (Director, Executive Vice President, General Counsel and Secretary)	Executive Vice President, General Counsel and Secretary of CNA Financial.
Thomas Pontarelli (Director, Executive Vice President and Chief Administrative Officer)	Executive Vice President and Chief Administrative Officer of TCC and the CNA insurance companies.

5. Directors and Executive Officers of Loews.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Loews. Unless otherwise indicated, each such person is a U.S. citizen, the business address of each such person is c/o Loews Corporation, is 667 Madison Avenue, New York, New York 10065-8087 and the telephone number of each such person is (212) 521-2000 and, with respect to the executive officers, each such person has been engaged in Loews business actively and continuously for the past five years. Neither Loews nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, each such person has held his or her present occupation as set forth below for the past five years.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Ann E. Berman (Director)	Retired; Served as senior advisor to the president of Harvard University from April 2006 until June 2009 and as Vice President of Finance and Chief Financial Officer of Harvard University from 2002 until April 2006
Joseph L. Bower (Director)	Baker Foundation Professor of Business Administration at Harvard University
Charles M. Diker (Director)	Managing Partner of Diker Management LLC, a registered investment adviser
Jacob A. Frenkel (Director)	Chairman of J.P. Morgan Chase International, the international unit of bank J.P. Morgan Chase & Co., and a member of the International Council of J.P. Morgan Chase & Co. since December 2009 and Chairman of the Group of Thirty, a nonprofit consultative group on international economic and monetary affairs. Served as Vice Chairman of insurer American International Group, Inc. from 2004 until October 2009.
Paul J. Fribourg (Director)	Chairman of the Board, President and Chief Executive Officer of Continental Grain Company, a producer of pork and poultry products and provider of cattle feeding services.
Walter L. Harris (Director)	Vice Chairman of Alliant Insurance Services, Inc. and President of its wholly-owned subsidiary, T&H Group, Inc., an insurance brokerage firm, since December 2010. Prior to December 2010, President and Chief Executive Officer of Tanenbaum-Harber Co., Inc., now known as T&H Brokers, Inc. and a wholly-owned subsidiary of Alliant.
Philip A. Laskawy (Director)	Retired Chairman and Chief Executive Officer of Ernst & Young LLP, a professional services organization.
Ken Miller (Director)	Managing Partner of Keylink Capital International, LLC, a consulting firm. Prior to 2010, served as President and Chief Executive Officer of Ken Miller Capital, LLC, a merchant banking firm.
Gloria R. Scott (Director)	Owner of consulting services firm G. Randle Services.
David B. Edelson (Senior Vice President)	Senior Vice President of Loews.
Gary W. Garson (Senior Vice President, General Counsel and Secretary)	Senior Vice President, General Counsel and Secretary of Loews.
Herbert C. Hoffman (Senior Vice President)	Senior Vice President of Loews.
Peter W. Keegan (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer of Loews.
Richard W. Scott (Senior Vice President and Chief Investment Officer)	Senior Vice President and Chief Investment Officer of Loews since 2010; prior to joining Loews, employed at American International Group, Inc. for more than five years, serving in various senior investment positions, including Chief Investment Officer — Insurance Portfolio Management.
Kenneth I. Siegel (Senior Vice President)	Senior Vice President of Loews since 2009. Prior to joining Loews, employed as a Managing Director in the Mergers & Acquisitions Department at Lehman Brothers Holdings Inc. and in 2009 at Barclays Capital Inc. in a similar capacity.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Andrew H. Tisch (Office of the President, Co-Chairman of the Board and Chairman of the Executive Committee)	Office of the President, Co-Chairman of the Board and Chairman of the Executive Committee of Loews.
James S. Tisch (Office of the President, President and Chief Executive Officer and Director)	Office of the President, President and Chief Executive Officer of Loews.
Jonathan M. Tisch (Office of the President and Co-Chairman of the Board and Director)	Office of the President and Co-Chairman of the Board of Loews.

SCHEDULE B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the current ownership of Shares by the members of the CNA Financial Group and their respective directors and executive officers and the directors and executive officers of CNA Surety.

Person	Number		Percent

Continental Casualty Company	27,425,147	(1)	61
The Continental Corporation	27,425,147	(2)	61
CNA Financial Corporation	27,425,147	(3)	61
Loews Corporation	27,425,147	(4)	61
Surety Acquisition Corporation	0		0
David Edelson, Senior Vice President of Loews Corporation and Director of CNA Surety	3,200		<1
Ken Miller, Director of Loews Corporation	1,850		<1
All other directors and executive officers of CNA Financial, Purchaser, CCC, TCC and Loews	0		0

(1)	CCC owns 26,612,258 shares directly and 812,889 shares indirectly through its subsidiary The Continental Insurance Company.

(2)	TCC holds none of the Shares directly and specifically disclaims beneficial ownership of the securities identified herein.

(3)	CNA Financial holds none of the Shares directly and specifically disclaims beneficial ownership of the securities identified herein.

(4)	Loews Corporation holds none of the Shares directly and specifically disclaims beneficial ownership of the securities identified herein.

B-1

SCHEDULE C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each stockholder of CNA Surety or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:

Wells Fargo Bank, N.A.
Shareowner Services
Voluntary Corporate Actions
P.O. Box 64854
St. Paul, Minnesota 55164-0854

By Hand or Overnight Courier:

Wells Fargo Bank, N.A.
Shareowner Services
Voluntary Corporate Actions
161 North Concord Exchange
South St. Paul, Minnesota 55075

For additional information please contact our Shareowner Relations Department at (800) 380-1372.

By Facsimile Transmission for Notices of
Guaranteed Delivery and Withdrawals Only:

(866) 734-9952 (fax)

Confirm by Telephone:

(800) 468-9716 (phone)

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. A stockholder may also contact such stockholder’s broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders May Call: (877) 717-3930
Banks & Brokers May Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC
383 Madison Avenue, 5th Floor
New York, NY 10179
(877) 371-5947